SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 10, 2008

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-151308) FORM S-8 (FILE NO. 333-13462 AND NO. 333-139900) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

Exhibit Number	Description
1.1	Underwriting Agreement between Allianz SE and Merrill & Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as representatives of the several underwriters named therein, dated June 3, 2008.

4.1	Form of First Supplemental Indenture between Allianz SE and the Bank of New York, as trustee and paying agent, including the form of Undated Subordinated Callable Bond.

5.1	Opinion of Group Legal Services of Allianz SE as to the validity of the securities and certain matters of German law.

5.2	Opinion of Sullivan & Cromwell LLP as to the validity of securities (New York law).

8.1	Opinion of Sullivan & Cromwell LLP as to U.S. federal tax matters.

8.2	Opinion of Group Taxation of Allianz SE as to German tax matters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2008

ALLIANZ SE

By:	/s/ Michael Diekmann
Name:	Michael Diekmann
Title:	Chief Executive Officer

By:	/s/ Dr. Paul Achleitner
Name:	Dr. Paul Achleitner
Title:	Member of the Management Board

Exhibit 1.1

ALLIANZ SE

(a European company (Societas Europaea))

Undated Subordinated Callable Bonds

UNDERWRITING AGREEMENT

Dated: June 3, 2008

ALLIANZ SE

(a European company (Societas Europaea))

$1,750,000,000

8.375% Undated Subordinated Callable Bonds

UNDERWRITING AGREEMENT

June 3, 2008

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Citigroup Global Markets Inc.

              as Representatives of the several Underwriters

c/o        Merrill Lynch, Pierce, Fenner & Smith

Incorporated

4 World Financial Center

New York, New York 10080

Ladies and Gentlemen:

Allianz SE, a European Company (Societas Europaea) organized under the laws of the Federal Republic of Germany and the European Union (the “Company”), confirms its agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Citigroup Global Markets Inc. (“Citigroup,” and together with Merrill Lynch, the “Joint Bookrunners”) and each of the other Underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom the Joint Bookrunners are acting as representatives (in such capacity, the “Representatives”), with respect to the issue and sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of (i) the respective principal amounts set forth in said Schedule A of $1,750,000,000 aggregate principal amount of the Company’s 8.375% Undated Subordinated Callable Bonds (the “Initial Underwritten Securities”) and (ii) the granting of an option to the Underwriters to purchase up to an additional $250,000,000 aggregate principal amount of the Company’s 8.375% Undated Subordinated Callable Bonds (the “Option Underwritten Securities”), as provided in Section 2 hereof. As used herein, the term “Securities” shall include the Initial Underwritten Securities and, to the extent the option described in Section 2 hereof is exercised, all or any portion of any Option Underwritten Securities.

The Securities are to be issued pursuant to a subordinated indenture dated as of June 10, 2008 (the “Base Indenture”) between the Company and The Bank of New York, as trustee (the “Trustee”), as supplemented by a supplemental indenture dated as of June 10, 2008 between the Company and the Trustee (the Base Indenture as so supplemented, the “Indenture”). Securities issued in book-entry form will be issued to Cede & Co. as nominee of The Depository Trust Company (“DTC”) pursuant to a letter agreement, to be dated as of the Closing Time (as defined in Section 2(d)) (the “DTC Agreement”), among the Company, the Trustee and DTC.

The Company understands that the Underwriters propose to make a public offering of the Securities as soon as the Representatives deem advisable after this Agreement has been executed.

The Company has filed with the Securities and Exchange Commission (the “Commission”) an automatic shelf registration statement on Form F-3 (No. 333-151308) covering the registration of various types of securities under the 1933 Act, including the Securities.

As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the U.S. Securities Act of 1933, as amended.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

“1939 Act” means the U.S. Trust Indenture Act of 1939, as amended.

“Basic Prospectus” means the basic prospectus filed as part of the Registration Statement in the form in which it has most recently been filed with the Commission on or prior to the date hereof.

“Free Writing Prospectus” has the meaning set forth in Rule 405 under the 1933 Act.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union.

“Issuer Free Writing Prospectus” has the meaning set forth in Rule 433 under the 1933 Act.

“PCAOB” means the United States Public Company Accounting Oversight Board.

“Preliminary Prospectus” means any preliminary prospectus (including any preliminary prospectus supplement with respect to the Securities supplementing the Basic Prospectus) included in the Registration Statement or filed with the Commission pursuant to Rule 424(b) under the 1933 Act.

“Prospectus” means the Basic Prospectus, as supplemented by the prospectus supplement specifically relating to the Securities in the form filed pursuant to Rule 424(b) under the 1933 Act (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the 1933 Act); and any reference herein to the Basic Prospectus, any Preliminary Prospectus, the Time of Sale Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to the applicable form under the 1933 Act, as of the date of such Basic Prospectus, Preliminary Prospectus, Time of Sale Prospectus or Prospectus, as the case may be; any reference to any amendment or supplement to the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Basic Prospectus, Preliminary Prospectus or Prospectus, as the case may be, under the 1934 Act, and incorporated by reference in such Basic Prospectus, Preliminary Prospectus or Prospectus, as the case may be; and any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the Securities in the form in which it is filed with the Commission pursuant to Rule 424(b) of the rules and regulations of the Commission under the 1933 Act (the “1933 Act Regulations”), including any documents incorporated by reference therein as of the date of such filing.

“Registration Statement” means collectively the various parts of the “automatic shelf registration statement” as defined under Rule 405 of the 1933 Act on Form F-3 (File No. 333-151308) at the time such parts became effective, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the automatic shelf registration statement, but excluding

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any Statement of Eligibility on Form T-1 and including any prospectus supplement relating to the Securities that is filed with the Commission and deemed by virtue of Rule 430B to be part of the Registration Statement; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual or other report of the Company filed pursuant to Sections 13(a) or 15(d) of the 1934 Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement.

“Time of Sale” means 4:01 P.M. (New York time) on June 3, 2008 which occurred prior to the first sale of any Securities by any Underwriter.

“Time of Sale Prospectus” means the Basic Prospectus, the Preliminary Prospectus dated June 2, 2008 with respect to the Securities and filed with the Commission on June 2, 2008, together with any Free Writing Prospectus listed on Schedule C hereof.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Basic Prospectus, Preliminary Prospectus or Prospectus, as the case may be, (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which are incorporated by reference in the Basic Prospectus, Preliminary Prospectus or Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Basic Prospectus, Preliminary Prospectus or Prospectus, as the case may be, shall be deemed to mean and include the filing of any document under the 1934 Act, which is incorporated by reference in the Basic Prospectus, Preliminary Prospectus or Prospectus, as the case may be.

SECTION 1. Representations and Warranties of the Company.

(a) Representations and Warranties by the Company. The Company represents and warrants to each Underwriter as of the date hereof and as of the Closing Time referred to in Section 2(d) hereof (in each case, a “Representation Date”), and agrees with each Underwriter, as follows:

(i) Compliance with Registration Requirements. A Registration Statement in respect of the Securities has been filed with the Commission not earlier than three years prior to the date hereof. The Registration Statement, and any post-effective amendment thereto filed on or prior to the date hereof, became effective on filing under the 1933 Act, no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act, no proceedings for that purpose against the Company have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission, and no notice of objection that the Commission objects to the use of the Registration Statement as an automatic shelf registration has been received by the Company. The Securities, since their registration on the Registration Statement, have been and remain eligible for registration by the Company on an “automatic shelf registration statement” as defined under Rule 405 of the 1933 Act.

At the respective times, the Registration Statement and any post-effective amendment thereto became effective and on each date on which the Prospectus as amended or supplemented is deemed to be a new effective date of the Registration Statement and at each Representation Date, the Registration Statement, and any amendments and supplements thereto complied and will comply in all material respects with the applicable requirements of the 1933 Act and the 1933 Act Regulations and the 1939 Act and the rules and regulations of the Commission under the 1939 Act (the “1939 Act Regulations”), as applicable, and did not, and will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or

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necessary to make the statements therein not misleading. Neither the Prospectus nor any amendments or supplements thereto, at the time the Prospectus or any such amendment or supplement was issued nor the Prospectus as amended or supplemented, as of its date and at each Representation Date, nor the Time of Sale Prospectus or the electronic roadshow, if any, when taken together with the Time of Sale Prospectus, in each case as of the Time of Sale and at each Representation Date, included or will include an untrue statement of a material fact or omitted, or will omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties in this subsection shall not apply to statements in, or omissions from, the Registration Statement, the Time of Sale Prospectus or the Prospectus, as amended or supplemented, made in reliance upon and in conformity with information furnished to the Company in writing by any Underwriter through the Representatives expressly for use in the Registration Statement, the Time of Sale Prospectus or the Prospectus, as amended or supplemented.

Each Preliminary Prospectus and the Basic Prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the 1933 Act, complied when so filed in all material respects with the 1933 Act Regulations.

(ii) Status under the 1933 Act. The Company is a “well-known seasoned issuer” and is not an “ineligible issuer,” in each case as defined under Rule 405 under the 1933 Act, in each case at the times specified in the 1933 Act and the 1933 Act Regulations in connection with the offering of the Securities. The Company has paid the registration fee for this offering pursuant to Rule 456(b)(1) under the 1933 Act or will pay such fees within the time period required by such rule (without giving effect to the proviso therein).

(iii) Free Writing Prospectuses. The Company (including its agents and representatives, other than the Underwriters) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any Free Writing Prospectus other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the 1933 Act or Rule 134 under the 1933 Act; (ii) the documents listed on Schedule B hereto and other written communications approved in writing in advance by the Representatives; or (iii) an electronic road show, if any, furnished to the Representatives for their approval before first use. Any such Free Writing Prospectus as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities, complies or will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and has been, or will be, filed with the Commission in accordance with the 1933 Act (to the extent required pursuant to Rule 433(d) thereunder).

(iv) Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus, at the time they were or hereafter are filed with or furnished to the Commission, complied and will comply in all material respects with the requirements of the 1933 Act, the 1933 Act Regulations and the 1934 Act and the rules and regulations of the Commission thereunder (the “1934 Act Regulations”), as applicable, and, when read together with the other information in the Time of Sale Prospectus and the Prospectus, at the time the Registration Statement became effective, as of the date of the Time of Sale Prospectus and at the time the Prospectus was issued, did not, and will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties in this subsection shall not apply to statements in, or omissions from, the Registration Statement, the Time of

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Sale Prospectus or the Prospectus, as amended or supplemented, made in reliance upon and in conformity with information furnished to the Company in writing by any Underwriter through the Representatives expressly for use in the Registration Statement, the Time of Sale Prospectus or the Prospectus, as amended or supplemented.

(v) Commission Comments. There are no outstanding, unresolved comments made by the staff of the Commission in connection with a review of the Company’s annual report filings under the 1934 Act, except those which (i) were issued since the date that is 180 days before the end of the fiscal year covered by such annual report or (ii) are not material to the Company.

(vi) Good Standing of the Company. The Company is duly organized and validly existing as a European Company (Societas Europaea) under the laws of The Federal Republic of Germany and the European Union, with full power to conduct its business as described in its Articles of Association and the Time of Sale Prospectus and the Prospectus.

(vii) Actions Taken. All necessary actions, authorizations, conditions and things required to be taken, given, fulfilled and done (including the making of any necessary registrations and the obtaining of any necessary consents) have been or will at Closing Time have been taken, given, fulfilled and done by the Company in connection with:

a) the filing of the Registration Statement, the issue of the Time of Sale Prospectus and the Prospectus and the listing of the Securities on the New York Stock Exchange (“NYSE”);

b) the issue, execution and delivery of the Securities by the Company;

c) the entering into this Agreement and the Indenture by the Company; and

d) the compliance by the Company with the provisions of the Securities, this Agreement and the Indenture and the carrying out of the various procedures and the performance of all other acts contemplated thereby.

(viii) Absence of Conflicts. The matters referred to in Section 1(a)(vii) above do not and will not conflict with or result in the breach of or default under any existing provisions of the laws or regulations of The Federal Republic of Germany, nor of the terms of the Company’s Articles of Association or of any agreement or other instrument or restriction (whether statutory, contractual or otherwise), to which the Company is a party or by which it or any of its assets are bound.

(ix) Company Financial Statements. The consolidated financial statements of the Company and its consolidated subsidiaries incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the European Union as at the relevant time (except to the extent otherwise disclosed in the notes to such statements). They give a true and fair view of the financial position of the Company and its consolidated subsidiaries, taken as a whole (the “Group”), as at the relevant dates, and the results of operations of the Group as well as of the cash flows of the Group for the periods in respect of which they have been prepared, and since the date of the last financial statements of the Group incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus, there has been no material adverse

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change in the financial condition of the Company (and, to the best of the knowledge of the Company, nor any development or event reasonably likely to involve a prospective change), other than as disclosed in the Registration Statement or the Time of Sale Prospectus and the Prospectus.

(x) Authorizations. This Agreement, the Indenture and the Securities have been duly authorized by the Company, and this Agreement has been and the Indenture and the Securities will be duly signed by the Company.

(xi) Power and Capacity. The Company has full power and capacity to issue the Securities, to execute this Agreement and the Indenture and to undertake and perform the obligations expressed to be assumed by it herein and therein.

(xii) Enforceability. The Company has the corporate capacity and has taken all necessary corporate action to enable it to enter into and comply with all the provisions of the Securities and the Indenture and, when the same have been executed and delivered or otherwise entered into, they will constitute valid and legally binding obligations of the Company enforceable in accordance with their respective terms, subject to such qualifications as set out in the legal opinions mentioned in Section 5 of this Agreement.

(xiii) Absence of Proceedings. Except as disclosed in the Time of Sale Prospectus, (x) the Company is not and was not involved in, nor has the Company knowledge of, any judicial or arbitration proceedings which could have a material adverse effect on the issue of the Securities and (y) none of the Flagship Subsidiaries (as set out below) are or were involved in any judicial or arbitration proceedings which could have a material adverse effect on the issue of the Securities. “Flagship Subsidiaries” means Allianz Elementar Versicherungs-Aktiengesellschaft, Wien, Allianz Life Insurance Co. Ltd., Seoul, Allianz Lebensversicherungs-Aktiengesellschaft, Stuttgart, Allianz Life Insurance Company of North America, Minneapolis, Allianz Private Krankenversicherungs-Aktiengesellschaft, München, Allianz Versicherungs-Aktiengesellschaft, München, Assurances Generales de France S.A., Paris, Allianz Insurance plc, Guilford , Dresdner Bank AG, Frankfurt am Main, Elvia Reiseversicherungs-Gesellschaft AG, Zürich, Euler Hermes SFAC S.A., Paris, Fireman’s Fund Insurance Company, Novato, U.S.A., Allianz S.p.A., Triest, Nicholas Applegate Capital Management LLC, Delaware, U.S.A., and Pacific Investment Management Company LLC, Delaware.

(xiv) Absence of Manipulation. Neither the Company nor any of its affiliates has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause the stabilization or manipulation of the price of the Securities for the purpose of facilitating the sale or the resale of the Securities; nor will the Company or any of its affiliates take any such action until the Representatives have notified the Company of the completion of the distribution of the Securities as contemplated in this Agreement.

(xv) Accounting Controls and Disclosure Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (w) transactions are executed in accordance with management’s general or specific authorization; (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (y) access to assets is permitted only in accordance with management’s general or specific authorization; and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Time of Sale Prospectus and the Prospectus, since the end of the Guarantor’s most recent audited fiscal year, there has been (1) no material weakness in the

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Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the 1934 Act) that comply with the requirements of the 1934 Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective.

(xvi) Investment Company Act. The Company is not, and after giving effect to the offering and sale of the Securities and the application of the net proceeds therefrom as described in the Time of Sale Prospectus will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended.

(xvii) OFAC. The Company is not, and to the knowledge of the Company neither is any director, officer, agent, employee, affiliate or person acting on behalf of the Company, currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(xviii) Absence of Further Requirements. Except such as have been obtained or required under the 1933 Act or the 1933 Act Regulations, and the 1934 Act or the 1934 Act Regulations or state securities laws and the qualification of the Indenture under the 1939 Act, no consent, approval, authorization or order of, or filing or registration with, any court or governmental agency or body or any stock exchange authorities in the Federal Republic of Germany or the United States is required to be made or obtained by the Company in connection with the offering, issuance and sale of the Securities or the consummation of the transactions contemplated by this Agreement or the execution, delivery and performance by the Company of the Securities and the Indenture.

(b) Officer’s Certificates. Any certificate signed by any officer of the Company delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by the relevant entity to each Underwriter as to the matters covered thereby.

SECTION 2. Sale and Delivery to Underwriters; Closing.

(a) Securities. The several commitments of the Underwriters to purchase the Securities shall be deemed to have been made on the basis of the representations and warranties contained herein and shall be subject to the terms and conditions set forth herein.

(b) Initial Underwritten Securities. The Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth below, the aggregate principal amount of Initial Underwritten Securities set forth in Schedule A hereto opposite the name of such Underwriter, plus any additional principal amount of Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.

The purchase price per Initial Underwritten Security to be paid by an Underwriter of the Initial Underwritten Securities shall be an amount equal to 96.85% of the aggregate principal amount of Initial Underwritten Securities set forth in Schedule A hereto

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opposite the name of such Underwriter (being equal to the issue price of 100% less a gross spread of 3.15% representing a combined sales concession, management commission and underwriting commission), plus accrued interest, if any, from June 10, 2008; provided that in the case of sales by any Underwriter to certain institutions, the purchase price per Initial Underwritten Security to be paid by such Underwriter on such sale shall be an amount equal to 98.00% of the principal amount of the Initial Underwritten Securities so sold (being equal to the issue price of 100% less a gross spread of 2.00% representing a combined sales concession, management commission and underwriting commission).

(c) Option Underwritten Securities. The Company hereby grants an option to the several Underwriters, severally and not jointly, to purchase up to $250,000,000 aggregate principal amount of the Option Underwritten Securities at a price per Option Underwritten Security equal to the price per Initial Underwritten Security. The option granted hereunder may only be exercised for the purpose of covering over-allotments which may be made in connection with the offering and distribution of the Initial Underwritten Securities by the Underwriters. The option granted hereunder may be exercised in whole or in part from time to time within 15 days from the date of this Agreement upon notice by the Representatives to the Company setting forth (i) the aggregate principal amount of Option Underwritten Securities as to which the several Underwriters are exercising the option, (ii) the names and denominations in which the Option Underwritten Securities are to be registered and (iii) the time, date and place of payment and delivery for such Option Underwritten Securities. Any such time and date of payment and delivery (each, a “Date of Delivery”) shall be determined by the Representatives, but shall not be later than seven full business days after the exercise of said option and shall be no later than June 26, 2008, nor in any event prior to the Closing Time, unless otherwise agreed upon by the Representatives and the Company. If the option is exercised as to all or any portion of the Option Underwritten Securities, each of the Underwriters, severally and not jointly, agrees to purchase that proportion of the aggregate principal amount of Option Underwritten Securities then being purchased which the aggregate principal amount of Initial Underwritten Securities each such Underwriter has severally agreed to purchase as set forth in Schedule A hereto bears to the aggregate principal amount of Initial Underwritten Securities, subject to such adjustments as the Representatives, in their discretion, may make to eliminate any sales or purchases of a fractional aggregate principal amount of Option Underwritten Securities plus any additional principal amount of Securities which such Underwriters may become obligated to purchase pursuant to the provisions of Section 10 hereof.

(d) Payment. Payment of the purchase price for, and delivery of certificates for, the Initial Underwritten Securities shall be made at the office of Davis Polk & Wardwell, or at such other place as shall be agreed upon by the Representatives and the Company, at 9:00 A.M. (New York time) on the fifth business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called “Closing Time”). In addition, in the event that the Underwriters have exercised their option, if any, to purchase any or all of the Option Underwritten Securities, payment of the purchase price for, and delivery of such Option Underwritten Securities, shall be made at the above-mentioned offices of Davis Polk & Wardwell, or at such other place as shall be agreed upon by the Representatives and the Company, on the relevant Date of Delivery as specified in the notice from the Representatives to the Company.

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Representatives for the respective accounts of the Underwriters of certificates for the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representatives, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Securities which it has agreed to purchase. Merrill Lynch, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Securities to be purchased by any Underwriter whose funds have not been received by Closing Time, but such payment shall not relieve such Underwriter from its obligations hereunder.

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(e) Denominations; Registration. Certificates for the Securities shall be in such denominations and registered in such names as the Representatives may request in writing at least one full business day before Closing Time. The certificates representing the Securities shall be made available for examination and packaging by the Underwriters in The City of New York not later than 10:00 A.M. (New York time) on the last business day prior to Closing Time.

(f) Free Writing Prospectus. Each Underwriter represents and agrees that it shall not use, refer to or distribute any Free Writing Prospectus except: (x) a Free Writing Prospectus that (A) is not an Issuer Free Writing Prospectus, and (B) contains only information describing the preliminary terms of the Securities or their offering or otherwise permitted under Rule 134 of the Securities Act; or (y) a Free Writing Prospectus as shall be agreed in writing with the Company that is not distributed, used or referenced by such Underwriter in a manner reasonably designed to lead to its broad unrestricted dissemination unless the Company consents to such dissemination, and the Company further agrees that the Underwriters may distribute to investors a Free Writing Prospectus that contains the final terms of the Securities (including, for the avoidance of doubt, in the format of Bloomberg communications) substantially in the form set forth in Schedule D hereto and that such Free Writing Prospectus substantially in the form hereto will be filed by the Company in accordance with Rule 433(d) and shall be considered an Issuer Free Writing Prospectus for purposes of this Agreement.

(g) U.K. Selling Restrictions. Each Underwriter represents and warrants that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Securities in, from or otherwise involving the United Kingdom.

(h) European Economic Area Selling Restrictions. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and warrants that it has, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), not made and will not make an offer of securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

(i) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

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(iii) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

(i) General Selling Restriction. Each Underwriter represents and agrees that it will not offer, sell or deliver any of the Securities in any jurisdiction outside the United States, except in circumstances that will result in compliance with the applicable law thereof.

SECTION 3. Covenants of the Company. The Company covenants with each Underwriter as follows:

(a) Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(b) hereof, will:

(i) prepare any Free Writing Prospectus to be included in the Time of Sale Prospectus and the Prospectus as amended or supplemented in relation to the Securities in a form which shall be provided to the Representatives for their review and comment, and with respect to the Free Writing Prospectus, prior to the Time of Sale, and with respect to the Prospectus as amended or supplemented, prior to any filing with the Commission under Rule 424(b) under the 1933 Act, and file, if required to do so under the 1933 Act and the 1933 Act Regulations, such Free Writing Prospectus under Rule 433(d) under the 1933 Act and the Prospectus pursuant to Rule 424(b) under the 1933 Act no later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement or, if applicable, such earlier time as may be required by Rule 433(d) or Rule 424(b) under the 1933 Act;

(ii) during the period when the Underwriters are required to make available to investors a Prospectus with respect of the Securities, notify the Representatives immediately, and confirm the notice in writing, (A) when any post-effective amendment to the Registration Statement shall have been filed, or any supplement to the Prospectus or any amended Prospectus shall have been filed, (B) of the receipt of any comments from the Commission, (C) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information and (D) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any Preliminary Prospectus, the Time of Sale Prospectus or the Prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any of such purposes. The Company will make reasonable efforts to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment; and

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(iii) if required by Rule 430B(h) under the 1933 Act, prepare a form of prospectus in a form which shall be provided to the Representatives for their review and comment prior to any filing and to file such form of prospectus pursuant to Rule 424(b) under the 1933 Act.

(b) Filing of Amendments. During the period when the Underwriters are required to make available to investors a Prospectus with respect to the Securities, the Company will give the Representatives notice of its intention to file or prepare any amendment to the Registration Statement (including any post-effective amendment), or any amendment, supplement or revision to the Preliminary Prospectus, the Time of Sale Prospectus or the Prospectus, whether pursuant to the 1933 Act, the 1934 Act or otherwise. It will furnish the Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representatives or counsel for the Underwriters shall reasonably object.

(c) Free Writing Prospectus. Before preparing, using, authorizing, approving, referring to or filing any Free Writing Prospectus, the Company will furnish to the Representatives and counsel for the Underwriters a copy of the proposed Free Writing Prospectus. The Company will not use, authorize, approve, refer to or file any Free Writing Prospectus to which the Underwriters reasonably object. The Company will not take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the 1933 Act a Free Writing Prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(d) Delivery of Registration Statements. The Company has furnished or will deliver to the Representatives and counsel for the Underwriters, without charge, conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and conformed copies of all consents and certificates of experts, and will also deliver to the Representatives upon request, without charge, a conformed copy of the Registration Statement as originally filed and of each amendment thereto (without exhibits) for each of the Underwriters.

(e) Delivery of Prospectuses. The Company has delivered to each Underwriter, without charge, as many copies of each Prospectus, each Free Writing Prospectus and any other information included in the Time of Sale Prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to each Underwriter, without charge, during the period when the Prospectus as amended or supplemented is required to be delivered under the 1933 Act or the 1934 Act (or required to be delivered but for Rule 172 under the 1933 Act), such number of copies of the Prospectus as amended or supplemented and each Free Writing Prospectus as such Underwriter may reasonably request.

(f) Time of Sale Prospectus. If the Time of Sale Prospectus is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Free Writing Prospectus included as part of the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, the Company shall forthwith prepare, file with the Commission and furnish, at its own expense (unless the amendment or supplement is necessary because of a statement made in reliance upon and in conformity with information furnished to the Company in writing by any Underwriter through the Representatives expressly for use therein, in which case this shall be at the expense of the Underwriters), to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of

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Sale Prospectus so that the statements therein as so amended or supplemented will not, in the light of the circumstances when delivered to a prospective purchaser, be misleading, so that the Free Writing Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(g) Continued Compliance with Securities Laws. The Company will comply with the 1933 Act and the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations and the 1939 Act and the 1939 Act Regulations, as applicable, with respect to the offer of the Securities so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Prospectus. If at any time following the first date of the public offering of the Securities the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the 1933 Act) is required by the 1933 Act to be delivered in connection with sales of the Securities and until no later than 90 calendar days following the Closing Time, as evidenced by a notice in writing from the Underwriters to the Company, any material changes in or affecting the condition, financial or otherwise, or the earnings or business affairs of the Company and its subsidiaries, taken as a whole, which (i) make any statement of a material fact in the Registration Statement, the Time of Sale Prospectus or the Prospectus false or misleading or (ii) are not disclosed in the Registration Statement, the Time of Sale Prospectus or the Prospectus, the result of which it is necessary, in the reasonable opinion of the Company, its counsel, the Underwriters or counsel for the Underwriters to amend the Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time such Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the 1933 Act) is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or amend or supplement the Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly prepare and file with the Commission, subject to Section 4(b) hereof, such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectus comply with such requirements, and the Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

(h) Blue Sky Qualifications. The Company will use all reasonable efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as the Representatives may reasonably request and to maintain such qualifications in effect for a period of one year from the later of the effective date of the Registration Statement and the Time of Sale or, if less, such other period as may be necessary to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Securities have been so qualified, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect for a period of not less than one year from the effective date of the Registration Statement and the Time of Sale.

(i) Rule 158. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its security holders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(j) Listing. The Company will use all reasonable efforts to list the Securities on the NYSE.

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(k) Rating of Securities. The Company shall take all reasonable action necessary to enable Standard & Poor’s Ratings Services, a division of McGraw Hill, Inc. (“S&P”), and Moody’s Investors Service Inc. (“Moody’s”) to provide their respective credit ratings of the Securities.

(l) DTC. The Company shall cooperate with the Underwriters and take all reasonable action necessary if requested by the Representatives to permit the offered Securities to be eligible for clearance and settlement through the facilities of DTC.

(m) Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Time of Sale Prospectus under “Use of Proceeds”.

(n) Restriction on Sale of Securities. During a period of 30 calendar days from the date of the Prospectus, as amended or supplemented, neither the Company nor any finance company subsidiary of the Company will, without the prior written consent of the Representatives, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, or otherwise dispose of, any Securities or any security substantially similar to the Securities in the United States.

(o) Reporting Requirements. The Company, during the period when the Prospectus is required to be delivered under the 1933 Act or the 1934 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the 1934 Act Regulations.

(p) Record Retention. The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the 1933 Act.

SECTION 4. Payment of Expenses.

(a) Expenses. The Company will pay all reasonable expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and any filing of the Registration Statement (including financial statements and any schedules or exhibits and any document incorporated therein by reference) and of each amendment or supplement thereto, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, the Indenture and such other documents as may be required to be delivered by the Company in connection with the offering, purchase, sale, issuance or delivery of the Securities (other than fees of counsel for the Underwriters related thereto), (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters and any charges of DTC in connection therewith, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(h) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each Preliminary Prospectus, the Time of Sale Prospectus, if different, and the Prospectus and any amendment or supplement thereto, (vii) the preparation, printing and filing under the 1933 Act of any Free Writing Prospectus and the distribution thereof, (viii) the fees and expenses of the Trustee, including the reasonable fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities, (ix) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, (x) any fees payable in connection with the rating of the Securities, (xi) any fees payable in connection with the listing of the Securities, on the New York Stock Exchange and (xii) the fees and expenses incurred in connection with the approval by DTC, Euroclear and Clearstream of the Securities for clearance through their respective systems. It is understood, however, that, except as provided by this Section 4(a) and Section 4(b) below, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on

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resale of any Securities by them and any advertising expenses connected with any offers they may make, as well as all costs and expenses relating to any “road show” undertaken in connection with the marketing of the Securities, except as otherwise provided for under (x) of this paragraph.

(b) Termination of Agreement. If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5(k) or Section 9(a) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

SECTION 5. Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a) Effectiveness of Registration Statement and Filings. At the Closing Time, no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters. The Prospectus as amended or supplemented and each Free Writing Prospectus, to the extent required to be filed pursuant to Rule 433(d) under the 1933 Act, with respect to the Securities shall have been filed with the Commission in accordance with Rule 424(b) or Rule 433(d), as applicable, under the 1933 Act within the applicable time period prescribed for such filing by the 1933 Act Regulations and in accordance with Section 3(a) hereof.

(b) Opinion of Allianz SE Group Legal Services for the Company. At the Closing Time, the Representatives shall have received a written opinion, dated as of the Closing Time, of the Group Legal Services department of the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters, substantially to the effect set forth in Exhibit A hereto.

(c) Opinion of U.S. Counsel for the Company. At the Closing Time, the Representatives shall have received a written opinion and disclosure letter, dated as of the Closing Time, of Sullivan & Cromwell LLP, U.S. counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters, substantially to the effect set forth in Exhibits B-1 and B-2 hereto. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and certificates of public officials. Such opinion also may contain other customary or appropriate assumptions and qualifications reasonably satisfactory to counsel for the Underwriters.

(d) Opinion of Counsel for Underwriters. At the Closing Time, the Representatives shall have received a written opinion and disclosure letter, dated as of the Closing Time, of Davis Polk & Wardwell, counsel for the Underwriters, together with signed or reproduced copies of such opinion and disclosure letter for each of the other Underwriters, in form and substance satisfactory to the Underwriters.

(e) Opinion of Counsel for Trustee. At the Closing Time, the Representatives shall have received a written opinion, dated as of Closing Time, of Pryor Cashman LLP, counsel for the Trustee, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters, substantially to the effect set forth in Exhibit C hereto and to such further effect as counsel for the Underwriters may reasonably request.

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(f) Officer’s Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Time of Sale Prospectus, a material adverse change in the financial condition of the Company (nor any development or event reasonably likely to involve a prospective material adverse change), other than as disclosed in the Time of Sale Prospectus which is materially adverse with respect to the ability of the Company, taken as a whole, to comply with its obligations under this Agreement or under the Indenture, or the Securities, nor any breach of, nor any event rendering untrue, misleading or incorrect in any respect, any of the representations and warranties contained herein, nor any material breach by the Company of any of its obligations hereunder, nor any stop order suspending the effectiveness of the Registration Statement issued, nor proceedings for that purpose instituted or pending or contemplated, by the Commission and the Representatives shall have received a certificate of an executive of the Company, dated as of the Closing Time, confirming the foregoing.

(g) Accountants’ Comfort Letter. At the time of the execution of this Agreement, the Representatives shall have received from KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft a letter, dated as of the date hereof, in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus, including reports incorporated by reference therein, in each case as specified by counsel for the Underwriters.

(h) Bring-down Comfort Letter. At the Closing Time, the Representatives shall have received from KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft a letter, dated as of Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to Section 5(g), except that the specified date referred to shall be a date not more than five business days prior to Closing Time.

(i) Maintenance of Rating. At the Closing Time, the Securities shall be rated at least A3 by Moody’s and A+ by S&P, and the Company shall have delivered to the Representatives a letter dated on, or prior to, Closing Time, from each such rating agency, or other evidence (including in the form of a press release) satisfactory to the Representatives, confirming that the Securities have such ratings.

(j) Additional Documents. At the Closing Time, counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained. All proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representatives and counsel for the Underwriters.

(k) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled in all material respects when and as required to be fulfilled, this Agreement may be terminated by the Representatives by written notice to the Company at any time at or prior to Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6 and 8 shall survive any such termination and remain in full force and effect.

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(l) Over-Allotment Option. In the event that the Underwriters exercise their option to purchase all or any portion of the Option Underwritten Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company or any of its subsidiaries hereunder shall be true and correct as of each Date of Delivery, and, at the relevant Date of Delivery, the Representatives shall have received:

(i) A certificate, dated such Date of Delivery, of an executive of the Company, confirming that the certificates delivered at the Closing Time pursuant to Section 5(f) hereof remains true and correct as of such Date of Delivery.

(ii) The written opinion, dated such Date of Delivery, of the Group Legal Services department of the Company, in form and substance satisfactory to counsel for the Underwriters, relating to the Option Underwritten Securities and otherwise to the same effect as the opinion required by Section 5(b) hereof.

(iii) The written opinion dated such Date of Delivery, of Sullivan & Cromwell LLP, U.S. counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, relating to the Option Underwritten Securities and otherwise to the same effect as the opinion required by Section 5(c) and set forth in Exhibit B-1 hereof.

(iv) The written opinion, dated such Date of Delivery, of Davis Polk & Wardwell, counsel for the Underwriters, relating to the Option Underwritten Securities and otherwise to the same effect as the opinion required by Section 5(d) hereof.

SECTION 6. Indemnification.

(a) Indemnification of Underwriters. The Company agrees to indemnify and hold harmless each Underwriter and its directors, officers, partners, employees and any affiliates and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim and damage (excluding loss of profit) and any expense whatsoever (such expenses covered by clause (iv) below to be paid as incurred), arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including the Basic Prospectus included therein, or the omission or alleged omission therefrom of a material fact necessary to make the statements therein, not misleading;

(ii) against any and all loss, liability, claim and damage (excluding loss of profit) and any expense whatsoever (such expenses covered by clause (iv) below to be paid as incurred), arising out of any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus (as defined under Rule 433(d) under the 1933 Act), the Time of Sale Prospectus and the Prospectus, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii) against any and all loss, liability, claim and damage (excluding loss of profit) and any expense whatsoever (such expenses covered by clause (iv) below to be paid as incurred), to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim

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whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

(iv) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense has not been previously paid under (i), (ii) or (iii) above;

provided, however, that the indemnity set forth in this Section 6(a) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter directly or through the Representatives expressly for use in the Registration Statement (or any amendment thereto), any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Time of Sale Prospectus or the Prospectus as amended or supplemented.

(b) Indemnification of the Company. Each Underwriter, severally in proportion to its respective purchase obligation and not jointly, agrees to indemnify and hold harmless the Company, its Supervisory or Management Board directors, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), any Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus (as defined under Rule 433(d) under the 1933 Act) or any Time of Sale Prospectus in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto), such Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto), such Issuer Free Writing Prospectus or such Time of Sale Prospectus.

(c) Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company, provided that if it so elects within a reasonable time after receipt of such notice, an indemnifying party, jointly with any other indemnifying party receiving such notice, may assume the defense of such action with counsel chosen by it and approved by the indemnified parties defendant in such action (which approval shall not be unreasonably withheld), unless such indemnified parties reasonably object to such assumption on the ground that there may be legal defenses available to them which are different from or in addition to those available to such indemnifying party. If an indemnifying party assumes the defense of such action, the indemnifying party shall not be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action.

An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no

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event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any one firm of local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section or Section 6(d) hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses but after deducting the total underwriting commissions received of the Underwriters) received by the Company and the total underwriting commission received by the Underwriters, bear to the aggregate initial offering price of the Securities.

The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of

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allocation which does not take account of the equitable considerations referred to above in this Section. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section, no Underwriter shall be required to contribute any amount in excess of the purchase discount or commission applicable to the Securities purchased by such Underwriter hereunder.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter’s affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section are several in proportion to the principal amount of Securities set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates or selling agents, any person controlling any Underwriter, its officers or directors or any person controlling the Company and (ii) delivery of the Securities to the Underwriters.

SECTION 9. Termination of Agreement.

(a) Termination; General. The Representatives may on behalf of the Underwriters jointly terminate this Agreement as a whole, and not only with respect to parts thereof, by giving notice to the Company prior to Closing Time if:

(i) any of the representations and warranties of the Company are found to be untrue or incorrect, or any event occurs rendering any such representations and warranties untrue or incorrect, in any adverse material respect, or

(ii) either of the Representatives receives a notification from the Company with respect to any breach of representations and warranties set forth in Section 1 and such breach has not been cured before Closing Time; or

(iii) in the reasonable opinion of the Representatives, after consultation with the Company, there has been a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in their view be likely to prejudice materially the success of the offering and distribution of the Securities or dealings in the Securities in the secondary market; or

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(iv) (a) if trading in any securities of the Company has been suspended or materially limited by the Commission or the New York Stock Exchange or the Frankfurt Stock Exchange or if trading generally on the New York Stock Exchange or the Frankfurt Stock Exchange has been suspended or (b) if a banking moratorium has been declared by any U.S. Federal, New York, or German authorities.

(b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4(b) hereof, and provided further that Sections 1, 6 and 8 shall survive such termination and remain in full force and effect.

SECTION 10. Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at Closing Time to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

(a) if the number of Defaulted Securities does not exceed 10% of the aggregate principal amount of the Securities to be purchased hereunder, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(b) if the number of Defaulted Securities exceeds 10% of the aggregate principal amount of the Securities to be purchased hereunder, this Agreement (or, with respect to the Underwriters exercise of any applicable over-allotment option for the purchase of Option Underwritten Securities on a Date of Delivery after the Closing Time, the obligations of the Underwriters to purchase, and the Company to sell, such Option Underwritten Securities on such Date of Delivery) shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in (i) a termination of this Agreement or (ii) in the case of a Date of Delivery after the Closing Time, a termination of the obligations of the Underwriters and the Company with respect to the related Option Underwritten Securities, as the case may be, either the Representatives or the Company shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement or the Prospectus or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section.

SECTION 11. Tax Disclosure. Notwithstanding any other provision of this Agreement, immediately upon commencement of discussions with respect to the transactions contemplated hereby, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure. For purposes of the foregoing, the term “tax treatment” is the purported or claimed U.S. federal income tax treatment of the transactions contemplated hereby, and the term “tax structure” includes any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of the transactions contemplated hereby.

20

SECTION 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representatives at Merrill Lynch, Pierce, Fenner & Smith Incorporated at 4 World Financial Center, New York, New York 10080, attention of Corporate Syndicate Department, Facsimile No. +1 212 738 2309 and Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, attention of Legal Department, Facsimile No. +1 212 816 7912, and notices to the Company shall be directed to Allianz SE at Königinstrasse 28, 80802 Munich, Germany, attention of Director of Corporate Finance, Facsimile No. +49 89 3800 3942. Any such notice or communication shall be effective upon receipt thereof.

SECTION 13. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, or its stockholders, creditors, employees or any other party, c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent they deemed appropriate.

SECTION 14. Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

SECTION 15. Parties. This Agreement shall inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Section 6 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 16. Governing Law.

(a) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

21

(b) Submission to Jurisdiction. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any Federal court located in the State of New York, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement or the transactions contemplated hereby which is instituted in any New York court or in any competent court in the Federal Republic of Germany. The Company has appointed Corporation Service Company, acting through its office at 1133 Avenue of the Americas, Suite 3100, New York, New York 10036, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon such Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

(c) Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars. In the event that any such Underwriter, as a result of any variation as noted in (i) or (ii) above, recovers an amount of United States dollars on conversion of a sum paid in a judgment currency which amount is in excess of the judgment or order given or made in United States dollars, such Underwriter shall remit such excess to the Company.

SECTION 17. Further Assurance. At any time after the date of this Agreement each party shall, and shall use all reasonable endeavours to procure that any necessary third party shall, at the cost of that party execute such documents and do such acts and things as the other parties may reasonably require for the purpose of giving full effect to all the provisions of this Agreement by which he or it is bound.

SECTION 18. Illegality. If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any applicable enactment or rule of law, such provision or part shall (so far as illegal, invalid or unenforceable) to that extent be given no effect and deemed not to form part of this Agreement but the legality, validity and enforceability of the remainder of this Agreement shall not be affected thereby in any way. No provision of this Agreement may be varied without the consent of all the parties hereto.

22

SECTION 19. Remedies Cumulative. The rights and remedies of each of the parties and each indemnified person under Section 6 pursuant to this Agreement are cumulative and are in addition to any other rights and remedies provided by general law or otherwise.

SECTION 20. Assignment. No party may assign any of its rights under this Agreement without the consent of the party against whom the right operates.

SECTION 21. Waivers. No failure or delay by any party or any indemnified person in exercising any right or remedy pursuant to this Agreement or provided by general law or otherwise shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

SECTION 22. Time. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 23. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 24. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

23

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Underwriters and the Company in accordance with its terms.

Very truly yours,

ALLIANZ SE

By:	/s/ Michael Diekmann
Title:	Chief Executive Officer

By:	/s/ Dr. Paul Achleitner
Title:	Member of the Management Board

CONFIRMED AND ACCEPTED, as of the date first above written:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CITIGROUP GLOBAL MARKETS INC.

	By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Eric Wilson
Authorized Signatory

	By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jack D. McSpadden Jr.
Authorized Signatory

Acting severally on behalf of themselves and as Representatives of the other Underwriters named in Schedule A hereto.

25

SCHEDULE A

Name of Underwriter	Principal Amount of Securities
Citigroup Global Markets Inc.	293,562,825
Merrill Lynch, Pierce, Fenner & Smith Incorporated	293,562,500
Morgan Stanley & Co. Incorporated.	293,562,500
UBS Securities LLC	293,562,500
Wachovia Capital Markets, LLC.	293,562,500
Bank of America Securities LLC.	52,500,000
RBC Capital Markets Corporation.	52,500,000
Deutsche Bank Securities Inc	17,500,000
HSBC Securities (USA) Inc.	17,500,000
Charles Schwab & Co., Inc.	7,291,650
Fidelity Capital Markets, a division of National Financial Services LLC.	7,291,650
H&R Block Financial Advisors, Inc.	7,291,650
Janney Montgomery Scott LLC	7,291,650
J.J.B. Hilliard, W.L. Lyons, LLC	7,291,650
Keefe, Bruyette & Woods, Inc.	7,291,650
Morgan Keegan & Company, Inc.	7,291,650
Oppenheimer & Co. Inc.	7,291,650
Raymond James & Associates, Inc.	7,291,650
Robert W. Baird & Co. Incorporated	7,291,650
Stifel, Nicolaus & Company, Incorporated	7,291,650
TD Ameritrade, Inc.	7,291,650
Wells Fargo Securities, LLC	7,291,650
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	3,645,825
Crowell, Weedon & Co.	3,645,825
D.A. Davidson & Co.	3,645,825
Davenport & Company LLC	3,645,825
Ferris, Baker Watts, Incorporated	3,645,825
Fifth Third Securities, Inc.	3,645,825
Fixed Income Securities, LP	3,645,825
Mesirow Financial, Inc.	3,645,825
Pershing LLC	3,645,825
Stone & Youngberg LLC	3,645,825
SunTrust Robinson Humphrey, Inc.	3,645,825
Wedbush Morgan Securities Inc.	3,645,825
William Blair & Company, L.L.C.	3,645,825

Total	$1,750,000,000

Sch A-1

SCHEDULE B

None.

Sch B-1

SCHEDULE C

Final Term Sheet containing the final terms of the Securities substantially as set forth in Schedule D hereto and filed with the Commission under Rule 433.

Sch C-1

SCHEDULE D

ISSUER:	Allianz SE
SECURITIES:	8.375% Undated Subordinated Callable Bonds
EXPECTED RATINGS:	A3/A+
FORMAT:	SEC Registered (Global)
SIZE:	US$1,750,000,000
NUMBER OF SECURITIES:	70,000,000
OVER-ALLOTMENT OPTION:	Yes (15 days). US$250,000,000 (10,000,000 securities)
TRADE DATE:	June 3, 2008
MATURITY:	Perpetual
SETTLEMENT:	June 10, 2008 (T+5)
PRICE TO PUBLIC:	US$25 (per security plus accrued interest if any from June 10, 2008)
COUPON:	8.375% per annum, payable quarterly in arrears.
NET PROCEEDS TO ISSUER:	$1,696,436,815 (assuming an underwriting compensation of $0.7875 on all sales to retail, $0.50 on all sales to institutions)

INTEREST PAYMENT DATES:	March 15, June 15, September 15 and December 15 of each year commencing on September 15, 2008, unless the obligation to pay some or all of the interest is otherwise deferred

DAY COUNT:	30/360
RECORD DATES:	15 days before the Interest Payment Date, whether or not a business day

REDEMPTION AT ISSUER OPTION:	On June 15, 2013 or any time thereafter in whole or in part at par plus Deferred Interest Payments and accrued and unpaid interest

REDEMPTION AT ISSUER OPTION FOR SPECIAL EVENT:	Early redemption in whole at (1) a specified Early Redemption Amount due to loss of certain regulatory capital treatment and (2) par plus Deferred Interest Payments and accrued and unpaid interest, due to certain tax events, including imposition of withholding tax (see preliminary prospectus supplement for more information on early redemption events)

EARLY REDEMPTION AMOUNT:	Calculated using treasury rate plus 50 basis points
JOINT BOOKRUNNERS:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
SENIOR CO-MANAGERS:	Morgan Stanley & Co. Incorporated UBS Securities LLC Wachovia Capital Markets, LLC
CO-MANAGERS:	Bank of America Securities LLC RBC Capital Markets Corporation
JUNIOR CO-MANAGERS:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.
LISTING	Application will be made to list the Securities on the New York Stock Exchange. If approved for listing, trading is expected to commence within 30 days of issuance.
CUSIP:	018805200
ISIN:	US0188052007

Sch D-1

Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Undated Subordinated Callable Bonds should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free:

CITIGROUP GLOBAL MARKETS INC.: 1 877 858 5407

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED: 1 866 500 5408

Sch D-2

Exhibit A

FORM OF OPINION OF ALLIANZ SE GROUP LEGAL SERVICES

TO BE DELIVERED PURSUANT TO

SECTION 5(b)

A-1

Exhibit B-1

FORM OF OPINION OF SULLIVAN & CROMWELL

TO BE DELIVERED PURSUANT TO

SECTION 5(C)

B-1-1

Exhibit B-2

FORM OF DISCLOSURE LETTER OF SULLIVAN & CROMWELL

TO BE DELIVERED PURSUANT TO

SECTION 5(C)

B-2-1

Exhibit C

FORM OF OPINION OF COUNSEL FOR TRUSTEE

TO BE DELIVERED PURSUANT TO SECTION 6(e)

C-1

Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

between

ALLIANZ SE

and

THE BANK OF NEW YORK,

as Trustee

Dated as of June 10, 2008

to the Subordinated Debt Indenture between

ALLIANZ SE

and

THE BANK OF NEW YORK,

as Trustee

Dated as of June 10, 2008

$1,750,000,000 initial principal amount of

8.375% Undated Subordinated Callable Bonds

ARTICLE 1
DEFINITIONS

Section 1.01.	Definition of Terms	2

ARTICLE 2
GENERAL TERMS AND CONDITIONS OF THE UNDATED SUBORDINATED BONDS

Section 2.01.	Designation and Principal Amount	15
Section 2.02.	Maturity	15
Section 2.03.	Form, Issuance, Registration and Exchange	15
Section 2.04.	Payments	16
Section 2.05.	Payments of Deferred Interest.	20

ARTICLE 3
OPTIONAL REDEMPTION AND REDEMPTION UPON CERTAIN EVENTS; SUBSTITUTION OR VARIATION

Section 3.01.	Optional Redemption	22
Section 3.02.	Optional Purchase	23
Section 3.03.	Substitution Or Variation	23

ARTICLE 4
ALTERNATIVE PAYMENT MECHANISM

Section 4.01.	Conditions Precedent	24
Section 4.02.	Notices of Alternative Payment Mechanism	24
Section 4.03.	Alternative Payment Mechanism.	24
Section 4.04.	Obligation to Satisfy Deferred Interest Payments by Way of APM	25
Section 4.05.	Market Disruption Event	28

ARTICLE 5
REMEDIES

Section 5.01.	Breach; Collection of Indebtedness and Suits for Enforcement by Trustee.	28

ARTICLE 6
COVENANTS OF THE COMPANY

Section 6.01.	Calculation Agent	29
Section 6.02.	Compulsory Interest Payments	30
Section 6.03.	Calculation Agency Agreement	30
Section 6.04.	Officer’s Certificate on Deferral	30

i

Section 6.05.	Officer’s Certificate for Market Disruption Event	30
Section 6.06.	Delivery of Opinion for Accounting Event	31
Section 6.07.	Officer's Certificate For Cancellation Of Deferred Interest Payment	31

ARTICLE 7
SUBORDINATION

Section 7.01.	Agreement to Subordinate	31
Section 7.02.	Section 1201 of the Subordinated Indenture	32

ARTICLE 8
FORM OF UNDATED SUBORDINATED BONDS

Section 8.01.	Form of Undated Subordinated Bonds	32

ARTICLE 9
ORIGINAL ISSUE OF UNDATED SUBORDINATED BONDS

Section 9.01.	Original Issue of Undated Subordinated Bonds	33

ARTICLE 10
WINDING UP

Section 10.01.	Winding Up	33

ARTICLE 11
SUBSTITUTION OF THE COMPANY

Section 11.01.	Substitution of the Company	33

ARTICLE 12
AMENDMENTS AND WAIVERS

Section 12.01.	Amendments And Waivers	35

ARTICLE 13
MISCELLANEOUS

Section 13.01.	Issuance of Definitive Securities	36
Section 13.02.	Ratification of Subordinated Indenture; First Supplemental Indenture Controls	37
Section 13.03.	Trustee Not Responsible for Recitals	37
Section 13.04.	Governing Law	37
Section 13.05.	Severability	38
Section 13.06.	Counterparts	38

ii

EXHIBIT A	Form of Undated Subordinated Bonds	A-1

iii

FIRST SUPPLEMENTAL INDENTURE dated as of June 10, 2008 (the “First Supplemental Indenture”) between Allianz SE, a European Company (Societas Europaea) incorporated in the Federal Republic of Germany and organized under the laws of the Federal Republic of Germany and the European Union (the “Company”) having its statutory seat in Munich and its principal office at Königinstrasse 28, 80802 Munich, Germany, and The Bank of New York, a New York banking corporation having its Corporate Trust Office at 101 Barclay Street, New York, New York, 10286, as trustee (the “Trustee”) to the Subordinated Debt Indenture, dated June 10, 2008, between the Company and the Trustee (the “Subordinated Indenture” and, together with this First Supplemental Indenture, the “Indenture”). In addition, The Bank of New York, through its New York branch, has agreed to act as Paying Agent hereunder.

WHEREAS, the Company and the Trustee executed and delivered the Subordinated Indenture to provide for the future issuance of the Company’s Securities to be issued from time to time in one or more series as might be determined by the Company under the Subordinated Indenture, in an unlimited aggregate principal amount, which may be authenticated and delivered as provided in the Subordinated Indenture;

WHEREAS, Section 301 of the Subordinated Indenture permits the terms of any series of Securities to be established pursuant to a Board Resolution or in one or more indentures supplemental to the Subordinated Indenture;

WHEREAS, the Company desires to issue a series of Securities, the terms of which it deems appropriate to set out in this First Supplemental Indenture;

WHEREAS, pursuant to the terms of the Subordinated Indenture, the Company may issue Securities now and additional Securities of the same or different series at later dates under the Subordinated Indenture, as established by the Company, and the Company desires to initially issue up to $1,750,000,000 aggregate principal amount of securities, entitled the 8.375% Undated Subordinated Callable Bonds (the “Undated Subordinated Bonds”), the form and substance of such Undated Subordinated Bonds and the terms, provisions and conditions thereof to be set forth as provided in the Subordinated Indenture as supplemented by this First Supplemental Indenture;

WHEREAS, pursuant to Section 301 of the Subordinated Indenture, the Company desires to appoint The Bank of New York, through its New York branch, to act as Paying Agent with respect to the Undated Subordinated Bonds;

WHEREAS, the Undated Subordinated Bonds shall be treated as a separate series of Securities in accordance with the terms of the Indenture and for all purposes under the Indenture; and

WHEREAS, the Company has duly authorized the execution and delivery of this First Supplemental Indenture and requested that the Trustee execute and deliver this First Supplemental Indenture, and all requirements necessary to make this First Supplemental Indenture a valid and binding instrument in accordance with its terms have been done.

NOW THEREFORE, in consideration of the purchase and acceptance of the Undated Subordinated Bonds by the Holders thereof, and for the purpose of setting forth, as provided in the Indenture, the form and substance of the Undated Subordinated Bonds and the terms, provisions and conditions thereof, the Company covenants and agrees with the Trustee and the Paying Agent as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definition of Terms. For all purposes of the Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) a term defined in the Subordinated Indenture and not otherwise defined herein has the same meaning when used in this First Supplemental Indenture;

(b) unless otherwise specified, a reference to a Section or Article is to a Section or Article of this First Supplemental Indenture;

(c) headings are for convenience of reference only and do not affect interpretation; and

(d) the following terms have the meanings given to them in this Section 1.01(d) and shall have the meaning set forth below for purposes of this First Supplemental Indenture and the Subordinated Indenture as it relates to the series of Undated Subordinated Bonds created hereunder.

“Accounting Event” means that an opinion of a recognized accounting firm has been delivered to the Company, stating that the Company’s obligations in respect of the Undated Subordinated Bonds must not or must no longer be recorded as liabilities on the Company’s balance sheet prepared in accordance with Applicable Accounting Standards for purposes of the Company’s published annual financial statements and this cannot be avoided by the Company taking such reasonable measures as the Company (acting in good faith) deems appropriate. With respect to an Accounting Event, the Company shall deliver an applicable opinion to the Trustee to the foregoing effect.

“Accumulated Quarters’ Net Income” means, as at the end of any quarter, the sum of the Company’s consolidated net income, as determined in accordance with Applicable Accounting Standards, for the four quarters ending as of the last day of such quarter. Any restatement of financial reporting by the Company following changes in the Applicable Accounting Standards shall be disregarded for the purposes of calculating Accumulated Quarters’ Net Income.

“Additional Amounts” has the meaning specified in Section 1006 of the Subordinated Indenture.

“Adjusted Capital Amount” means the Adjusted Shareholders’ Equity Amount plus Qualifying Mandatory Convertibles. Any restatement of financial reporting by the Company following changes in the Applicable Accounting Standards shall be disregarded for the purposes of calculating Adjusted Capital Amount.

“Adjusted Shareholders’ Equity Amount” means, as at the end of any quarter, the shareholders’ equity before minority interests as reflected in the Company’s consolidated balance sheet for such quarter end, as determined in accordance with the Applicable Accounting Standards, minus foreign currency translation adjustments and unrealized gains and losses (net) as reflected on such consolidated balance sheet. Any restatement of financial reporting by the Company following changes in the Applicable Accounting Standards shall be disregarded for the purposes of calculating Adjusted Shareholders’ Equity Amount.

“Allianz Group” means Allianz SE and its consolidated subsidiaries.

“APM” means the Alternative Payment Mechanism which has the meaning specified and provided for in Article 4 hereof.

“Applicable Accounting Standards” means IFRS as applicable at the relevant dates and for the relevant periods, or other accounting principles generally accepted in Germany and applied by the Company which subsequently supersede them.

“Assets” means the Company’s unconsolidated total assets, as shown in the Company’s latest published annual audited balance sheet, but adjusted for subsequent events, all as the Company shall determine, or if the Company is being liquidated, the Company’s liquidator shall determine.

“Benchmark Quarter” has the meaning set forth in the definition of Mandatory Deferral Event.

“Breach” has the meaning set forth in Section 5.01(a) hereof.

“Business Day” means a day (other than a Saturday or Sunday) on which commercial banks in London and New York are open for business.

“Calculation Agent” shall have the meaning provided in Section 6.01 hereof.

“Calculation Date” means the 10th Business Day preceding any Interest Payment Date.

“Capital Event” means a change by an internationally recognized statistical rating organization to its equity credit criteria, or the interpretation or application thereof, for securities such as the Undated Subordinated Bonds, as such criteria are in effect on the date hereof (the “current criteria”), which change results in a lower equity credit being given to the Undated Subordinated Bonds as of the date of such change than the equity credit that would have been assigned to the Undated Subordinated Bonds as of the date of such change by such internationally recognized statistical rating organization pursuant to its current criteria.

“Clearstream” means Clearstream Banking S.A., Luxembourg, and its successors.

“Comparable Treasury Issues” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Undated Subordinated Bonds to be redeemed that would be utilized at the time of selection in accordance with customary financial practice, in pricing issues of corporate debt securities of a comparable maturity to the remaining term of such Undated Subordinated Bonds.

“Comparable Treasury Price” means with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Compulsory Interest Payment Date” means any Interest Payment Date which is not an Optional Interest Payment Date; provided that, in the case of a payment under clause (f)(iii)(z) of Section 2.04 hereof, Compulsory Interest Payment Date shall mean the next four consecutive Interest Payment Dates, in the case of an annual pay Junior Security, the next two consecutive Interest Payment Dates, in the case of a semi-annual pay Junior Security and the next Interest Payment Date, in the case of a quarterly pay Junior Security, unless there shall be a breach of the Solvency Condition or a Mandatory Deferral Event which occurs and is continuing on such Compulsory Interest Payment Date.

“Deferral Notice” means a notice to the Trustee, the Holders, the Paying Agent, if different than the Trustee, and the Calculation Agent (if applicable) that the Company has elected, or is otherwise required, to defer a payment in accordance with the Indenture.

“Deferred Interest Payments” means any Optionally Deferred Interest Payment or Mandatorily Deferred Interest Payment.

“Deferred Settlement Date” has the meaning set forth in Section 2.05(b) hereof.

“Delayed Redemption Payment Date” has the meaning set forth in Section 3.01(e) hereof.

“DTC” means the Depository Trust Company, and its successors.

“Early Redemption Amount” means the greater of (in each case together with Deferred Interest Payments and accrued and unpaid interest for the applicable Interest Period to the date of redemption):

(a) 100% of the aggregate principal amount of the Undated Subordinated Bonds outstanding on the redemption date; or

(b) the sum of (i) the present value of the principal amount of the Undated Subordinated Bonds to be redeemed, assuming that the Undated Subordinated Bonds were to be redeemed on the First Call Date, and (ii) the present value of each remaining scheduled quarterly Interest Payment on the Undated Subordinated Bonds (assuming each such scheduled Interest Payment to be due in full) from the redemption date through and including the First Call Date.

The present values of interest and principal payments referred to in clauses (i) and (ii) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 50 basis points.

The Early Redemption Amount shall be calculated by the Independent Investment Banker.

“Euroclear” means Euroclear Bank S.A./N.V., and its successors.

“Excess Amount” means, in relation to the amount of interest which would be payable on the aggregate principal amount of Undated Subordinated Bonds outstanding on the relevant Interest Payment Date that would otherwise have been due (the “Interest Amount”), the amount by which the Interest Amount exceeds the New Capital Amount.

“First Call Date” means June 15, 2013.

“German Federal Financial Supervisory Authority” means the Bundesanstalt für Finanzdienstleistungsaufsicht.

“Gross-Up Event” will occur if the Company has or will become obligated by a legislative body, a court or any authority to pay Additional Amounts as a result of any change in or amendment to the laws (or any rules or regulations thereunder) of a Relevant Jurisdiction, or any change in or amendment to any official interpretation or application of those laws or rules or regulations after the Issue Date or, in the case of a successor entity or New Issuer, after the date such entity assumes the obligations of the Company under the Undated Subordinated Bonds, and that obligation cannot be avoided by the Company taking reasonable measures.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standard Board and as adopted by the European Commission.

“Indenture” has the meaning set forth in the recitals of this First Supplemental Indenture.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

“Initial Senior Debt” means, until all Outstanding Perpetual Liabilities have been redeemed or discharged in full, if certain events of liquidation, dissolution or insolvency should occur with respect to the Company, all claims of all unsubordinated and dated subordinated creditors of the Company, together with any subordinated obligations required to be preferred by law.

“Interest Payment” means, in respect of an Interest Payment Date, the aggregate amount of interest payable for the Interest Period ending on such Interest Payment Date.

“Interest Payment Date” has the meaning set forth in Section 2.04(d) hereof.

“Interest Period” means the period commencing on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each successive period commencing on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

“Issue Date” means June 10, 2008.

“Junior Security” means any security issued by the Company which ranks junior to the Undated Subordinated Bonds or any Parity Security (excluding Ordinary Shares or cumulative preferred shares of the Company), and any security guaranteed by the Company or for which the Company has otherwise assumed liability where the Company’s obligations under the relevant guarantee or other assumption of liability rank junior to the Company’s obligations under the Undated Subordinated Bonds or any Parity Security.

For the purposes of the definition of Junior Security, the term “security” shall exclude securities issued to entities forming part of the Allianz Group.

“Liabilities” means the Company’s unconsolidated total liabilities, as shown in the Company’s latest published annual audited balance sheet, but adjusted for subsequent events, all as the Company shall determine, or if the Company is being liquidated, the Company’s liquidator, shall determine.

“Mandatorily Deferred Interest Payment” has the meaning set forth in Section 2.04(e) hereof.

“Mandatory Deferral Event” has the meaning set forth in Section 2.04(e) hereof.

“Mandatory Deferred Settlement Date” has the meaning set forth in Section 2.05(b) hereof.

“Market Disruption Event” means

(i)	the occurrence or existence of any temporary suspension of, or limitation imposed on, trading by reason of movements in price exceeding limits permitted by the Frankfurt Stock Exchange or on settlement procedures for transactions in the Ordinary Shares on the Frankfurt Stock Exchange if, in any such case, that suspension or limitation is, in the determination of the Company, material in the context of the sale of Ordinary Shares;

(ii)	a material adverse change in general domestic or international economic, political or financial conditions, including without limitation as a result of terrorist activities or acts of war, or an effect of international conditions on the financial markets or currency exchange rates or controls such as to make it, in the Company’s opinion, impracticable or inadvisable to proceed with the issue or delivery of Qualifying APM Securities; or

(iii)	where, pursuant to the terms of the Indenture, moneys are required to be converted from one currency into another currency in respect of any payment, the occurrence of any event that makes it impracticable to effect such conversion.

“New Capital Amount” means the net proceeds received by the Company from new issuances and/or sales during the period of six months prior to the relevant Interest Payment Date of (i) Payment Shares or (ii) Payment Securities.

“New Issuer” has the meaning set forth in Section 11.01 hereof.

“Optional Deferred Settlement Date” has the meaning set forth in Section 2.05(a) hereof.

“Optional Interest Payment Date” has the meaning set forth in Section 2.04(f) hereof.

“Optionally Deferred Interest Payment” has the meaning set forth in Section 2.04(f) hereof.

“Ordinary Shares” means the Company’s ordinary shares or depository receipts issued in respect of such ordinary shares as the context may require.

“Outstanding Perpetual Liabilities” means the:

(w)	€800 million 5.375% Undated Subordinated Fixed Rate Callable Bonds, issued on March 3, 2006 by Allianz Finance II B.V., a wholly-owned subsidiary of the Company, and guaranteed on a subordinated basis by the Company (ISIN: DE 000A0GNPZ3);

(x)	€1.5 billion 5.5% Undated Subordinated Hybrid Capital Fixed to Floating Rate Callable Notes, issued on February 27, 2004 by the Company (ISIN: XS 018 716 2325);

(y)	€1.4 billion 4.375% Guaranteed Undated Subordinated Fixed to Floating Rate Callable Bonds, issued on February 17, 2005 by Allianz Finance II B.V. and guaranteed on a subordinated basis by the Company (ISIN: XS 021 163 7839); and

(z)	$500 million 7.25% Undated Guaranteed Subordinated Bonds, issued on December 10, 2002 by Allianz Finance II B.V. and guaranteed on a subordinated basis by the Company (ISIN: XS 015 915 0720).

“Parity Security” means any security issued by the Company which ranks pari passu with the Undated Subordinated Bonds and which constitutes regulatory capital of at least equal status with the Undated Subordinated Bonds, and any security guaranteed by the Company or for which the Company has otherwise assumed liability where the Company’s obligations under the relevant guarantee or other assumption of liability rank pari passu with the Company’s obligations under the Undated Subordinated Bonds and which obligations constitute regulatory capital of at least equal status with the Undated Subordinated Bonds.

For the purposes of the definition of Parity Security, the term “security” shall exclude securities issued to entities forming part of the Allianz Group.

Notwithstanding the foregoing, for purposes of the Undated Subordinated Bonds, the following outstanding securities shall be considered Parity Securities solely for purposes of Deferred Interest Payments:

(i)	€800 million 5.375% Undated Subordinated Fixed Rate Callable Bonds, issued on March 3, 2006 by Allianz Finance II B.V., a wholly-owned subsidiary of the Company, and guaranteed on a subordinated basis by the Company (ISIN: DE 000A0GNPZ3); and

(ii)	€1.5 billion 5.5% Undated Subordinated Hybrid Capital Fixed to Floating Rate Callable Notes, issued on February 27, 2004 by the Company (ISIN: XS 018 716 2325).

Notwithstanding the foregoing, for purposes of the Undated Subordinated Bonds, the following outstanding securities shall not be considered Parity Securities but shall be treated as senior to the Undated Subordinated Bonds solely for purposes of Deferred Interest Payments:

(i)	€1.4 billion 4.375% Guaranteed Undated Subordinated Fixed to Floating Rate Callable Bonds, issued on February 15, 2005 by Allianz Finance II B.V. and guaranteed on a subordinated basis by the Company (ISIN: XS 021 163 7839); and

(ii)	$500 million 7.25% Undated Guaranteed Subordinated Bonds, issued on December 10, 2002 by Allianz Finance II B.V. and guaranteed on a subordinated basis by the Company (ISIN: XS 015 915 0720).

“Paying Agent” means The Bank of New York as paying agent in relation to the Undated Subordinated Bonds, or its successor or successors for the time being appointed in accordance with the terms of the Indenture.

“Payment” means any Interest Payment or Deferred Interest Payments unless the context otherwise requires.

“Payment Date” means any Interest Payment Date and Deferred Settlement Date.

“Payment Securities” means Parity Securities or Junior Securities (but excluding Qualifying Mandatory Convertible and Qualifying Warrants) issued and sold, directly or indirectly, which constitute regulatory capital (Eigenmittel) of at least equal or junior status with terms and conditions substantially similar to the terms and conditions of the Undated Subordinated Bonds (in terms of maturity, deferral, subordination and replacement).

“Payment Shares” means Ordinary Shares, Qualifying Mandatory Convertibles and Qualifying Warrants.

“PIK” (Payment in Kind) means, to the extent permitted under prevailing applicable regulatory criteria, any increase in the outstanding aggregate principal amount of the Undated Subordinated Bonds by an amount equal to all or part of the outstanding Deferred Interest Payments (the “PIK Amount”), which shall so increase proportionately the outstanding principal amount of each Undated Subordinated Bond. For the avoidance of doubt, if PIK is used it may only be used on an Interest Payment Date and only to settle Deferred Interest Payments.

“PIK Amount” has the meaning set forth in the definition of PIK.

“Qualifying APM Securities” means Payment Shares (including, to the extent available, treasury stock purchased at least six months prior to the relevant Interest Payment Date) and, to the extent permitted under prevailing applicable regulatory criteria, Payment Securities.

“Qualifying Mandatory Convertible” means, to the extent permitted under prevailing applicable regulatory criteria, a convertible instrument issued directly or indirectly by the Company that mandatorily converts into an amount or a maximum amount of Ordinary Shares (as pre-defined at the date of issuance of the relevant convertible instrument) on or prior to the third anniversary of the date of its issuance and in respect of which claims by holders rank pari passu with the claims of holders of Ordinary Shares in the event of bankruptcy.

“Qualifying Securities” means securities issued directly or indirectly by the Company or another company wholly-owned by the Company (in all such cases, including the benefit of a subordinated guarantee from the Company), in each case, that have terms not materially less favorable to an investor than the terms of the Undated Subordinated Bonds (as reasonably determined by the Company); provided that (1) they shall contain terms which comply with the then current requirements in relation to an instrument with at least the equivalent regulatory capital treatment as the Undated Subordinated Bonds of the German Federal Financial Supervisory Authority or any Successor Authority, (2) they shall include terms which provide for the same aggregate principal amount, interest payment dates, maturity, rates of interest, redemption dates, and denominations applying to the Undated Subordinated Bonds, (3) they shall rank at least pari passu with the Undated Subordinated Bonds, (4) such securities shall be SEC-registered and listed on the New York Stock Exchange, (5) if not issued by the Company, such securities shall be fully and unconditionally guaranteed by the Company on a subordinated basis at least equal to the ranking of the Undated Subordinated Bonds and (6) such securities shall preserve any existing rights under the Undated Subordinated Bonds to any Deferred Interest Payments or any other accrued interest which has not been satisfied, except that such securities need not necessarily include provisions analogous to the APM.

In addition, it shall be provided in each case, that (i) the Company has received the written opinion of a nationally recognized law firm in the United States that (a) to the extent that interest payments on the Undated Subordinated Bonds are eligible to be treated as “qualified dividend income” by a particular Holder immediately prior to the substitution or variation date, reinvestment in such Qualifying Securities will not adversely affect the “qualifying dividend income” eligibility for purposes of Section 1(h)(11) of the Internal Revenue Code of 1986, as amended (or any successor legislation), of interest payments on the Undated Subordinated Bonds and (b) such substitution or variation will not cause the Holders to recognize gain or loss for U.S. federal income tax purposes and (ii) such substitution or variation does not result in a Gross-Up Event, a Tax Event or a Regulatory Event.

“Qualifying Solvency Securities” means securities issued directly or indirectly by the Company or another company wholly-owned by the Company (in all such cases, including the benefit of a subordinated guarantee from the Company), in each case, that have terms not materially less favorable to an investor than the terms of the Undated Subordinated Bonds (as reasonably determined by the Company); provided that (1) they shall contain terms which comply with the then current requirements in relation to any instrument which will qualify towards regulatory solvency capital of the German Federal Financial Supervisory Authority or any Successor Authority, (2) they shall include terms which provide for the same aggregate principal amount, interest payment dates, maturity, rates of interest, redemption dates, and denominations applying to the Undated Subordinated Bonds, (3) they shall rank senior to, or pari passu with, the Undated Subordinated Bonds, (4) such securities shall be SEC-registered and listed on the New York Stock Exchange, (5) if not issued by the Company, such securities shall be fully and unconditionally guaranteed by the Company on a subordinated basis at least equal to the ranking of the Undated Subordinated Bonds and (6) such securities shall preserve any existing rights under the Undated Subordinated Bonds to any Deferred Interest Payment or any other accrued interest which has not been satisfied, except that such securities need not include provisions analogous to the APM.

In addition, it shall be provided in each case, that (i) the Company has received the written opinion of a nationally recognized law firm in the United States that (a) to the extent that interest payments on the Undated Subordinated Bonds are eligible to be treated as “qualified dividend income” by a particular Holder immediately prior to the substitution or variation date, reinvestment in such Qualifying Solvency Securities will not adversely affect the “qualifying dividend income” eligibility for purposes of Section 1(h)(11) of the Internal Revenue Code of 1986, as amended (or any successor legislation), of interest payments on the Undated Subordinated Bonds and (b) such substitution or variation will not cause the Holders to recognize gain or loss for U.S. federal income tax purposes and (ii) such substitution or variation does not result in a Gross-Up Event, a Tax Event or a Regulatory Event.

“Qualifying Warrants” means share settled warrants to purchase Ordinary Shares that the Company is not entitled to redeem for cash and the holders of which are not entitled to require the Company to purchase for cash in any circumstances.

“Record Date” means the Regular Record Date or the Special Record Date, as the case may be.

“Redemption Price” in respect of the Undated Subordinated Bonds means a redemption price equal to 100% of the aggregate principal amount of the Undated Subordinated Bonds so redeemed, together with any Deferred Interest Payments in respect thereof and accrued and unpaid interest to and including the date fixed for redemption.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc. and Merrill Lynch Pierce, Fenner & Smith Incorporated or their affiliates and at least two other investment banking institutions of national standing, in each case which are primary U.S. Government securities dealers, and their respective successors provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in the United States of America (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average as determined by the Independent Investment Banker of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Regular Record Date” means, for each Interest Payment Date, the March 1, June 1, September 1 or December 1 preceding such Interest Payment Date, whether or not a Business Day.

“Regulatory Event” will occur if:

(a)	the German Federal Financial Supervisory Authority or any Successor Authority states in writing to the Company that the Undated Subordinated Bonds (in whole or in part) no longer fulfill the requirements for regulatory capital or own funds for group solvency or single solvency purposes for the Company or the solvency pursuant to the regulations for financial conglomerates. This applies only if at any time prior to such statement the Undated Subordinated Bonds did fulfill such requirements; or

(b)	at any time, the Company is, or the Allianz Group is, required for any regulatory capital purposes to have Tier I regulatory capital (howsoever described), and the Undated Subordinated Bonds would not be eligible to qualify for inclusion in the Company’s Tier I regulatory capital for group solvency purposes or the solvency pursuant to the regulations for financial conglomerates existing at the time.

“SEC” means the U.S. Securities and Exchange Commission or any successory authority.

“Securities” has the meaning set forth in the Subordinated Indenture.

“Senior Creditors” means the Company’s creditors (a) who are the Company’s unsubordinated creditors; or (b) whose claims are subordinated to the claims of the Company’s other creditors (other than those whose claims rank pari passu with, or junior to claims of Holders of the Undated Subordinated Bonds).

“Senior Debt” means collectively Initial Senior Debt and Subsequent Senior Debt.

“Solvency Condition” has the meaning set forth in Section 2.04(e) hereof.

“Solvency Deferred Interest Payment” has the meaning set forth in Section 2.04(e) hereof.

“Solvency Shortfall” means the portion of the Interest Payment that would cause a breach of the Solvency Condition.

“Subordinated Indenture” has the meaning set forth in the first paragraph of this First Supplemental Indenture.

“Subsequent Senior Debt” means, once all Outstanding Perpetual Liabilities have been redeemed or discharged in full, if certain events of liquidation, dissolution or insolvency should occur with respect to the Company, all claims of all unsubordinated and dated subordinated creditors of the Company (except for dated subordinated obligations expressly ranking pari passu with, or junior to, the Undated Subordinated Bonds) and any undated subordinated obligations expressly ranking senior to the Undated Subordinated Bonds, together with any subordinated obligations required to be preferred by law.

“Sub-Threshold” has the meaning set forth in Section 4.04(b) hereof.

“Successor Authority” means any authority which becomes a successor in capacity of the German Federal Financial Supervisory Authority with respect to the Company.

“Tax Event” will occur, if as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of a Relevant Jurisdiction, or as a result of any amendment to, or change in, an official interpretation or application of any such laws, rules or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination) after the Issue Date or, in the case of a successor entity or New Issuer, after the date such entity assumes the obligations of the Company under the Undated Subordinated Bonds, interest payable by the Company in respect of the Undated Subordinated Bonds is no longer, or within 90 days of the date of the delivery of certain opinions will no longer be, fully deductible by the Company for German income tax purposes or by any successor entity or New Issuer under the laws of the Relevant Jurisdiction, and that risk cannot be avoided by the Company or any successor entity or New Issuer taking reasonable measures.

“Threshold” has the meaning set forth in Section 4.04(b) hereof.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the quarterly equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Undated Subordinated Bonds” has the meaning set forth in the recitals of this First Supplemental Indenture, and shall include, unless the context otherwise requires, any further Undated Subordinated Bonds which the Company is permitted to issue and which will form a single series with the Undated Subordinated Bonds.

ARTICLE 2

GENERAL TERMS AND CONDITIONS OF THE UNDATED SUBORDINATED BONDS

Section 2.01. Designation and Principal Amount. The following series of Securities are hereby authorized as the 8.375% Undated Subordinated Callable Bonds, initially to be issued in the aggregate principal amount of $1,750,000,000. In this Supplemental Indenture they are referred to as “Undated Subordinated Bonds”.

Section 2.02. Maturity. The Undated Subordinated Bonds are perpetual securities and have no fixed maturity date.

Section 2.03. Form, Issuance, Registration and Exchange. The Undated Subordinated Bonds shall:

(a) be issued as registered Securities only in denominations of $25.00 and integral multiples thereof in book-entry global form, and shall not be exchangeable for definitive securities except as provided in Section 13.01 hereof;

(b) not be exchangeable at any time for bearer securities; and

(c) be issued as global Undated Subordinated Bonds registered in the name of DTC or its nominee (initially the nominee will be Cede & Co.); provided, however, (i) such global securities may not be transferred except as a whole by DTC to a nominee or a successor of DTC, unless and until the Undated Subordinated Bonds are exchanged for definitive securities in the limited instances described in Section 13.01 hereof; (ii) beneficial interests in global Undated Subordinated Bonds may be held through organizations that participate, directly or indirectly, in the DTC system; (iii) beneficial interests in the global Undated Subordinated Bonds and all transfers relating to the global Undated Subordinated Bonds will be reflected in the book-entry records of DTC; and (iv) so long as DTC, or its nominee, is the holder of a global Undated Subordinated Bond, it will be considered the sole holder of the global Undated Subordinated Bond for all purposes under the Indenture.

Section 2.04. Payments. (a) Payment Method. (i) Any amount payable in cash on the Undated Subordinated Bonds which is payable, and is paid or duly provided for, on any Payment Date or on any date on which the Company makes any payment on the Undated Subordinated Bonds (including any payment of Additional Amounts in accordance with Section 1006 of the Subordinated Indenture) shall be paid by the Trustee to the Holder in whose name such Undated Subordinated Bonds are registered on the relevant Record Date, by wire-transfer of same-day funds to the Holder or, at the option of the Company, by check mailed to the address of the Holder as it appears in the Company’s Security Register. For so long as the Undated Subordinated Bonds are held in global form, all payments shall be made by wire-transfer of same-day funds.

(ii) All payments made with respect to the Undated Subordinated Bonds will be subject to any fiscal or other laws and regulations applicable thereto in the place of payment. Except as expressly stated, such fiscal or other laws and regulations will not affect the Company’s obligation to pay Additional Amounts.

(b) Interest Rate. The Undated Subordinated Bonds will bear interest from the Issue Date at a fixed rate per annum on their outstanding principal amount equal to 8.375% (the “Interest Rate”).

(c) Interest Payment Dates. Subject to the provisions herein, interest on the Undated Subordinated Bonds (calculated on a 30/360 day basis) will be payable from the Issue Date or from the most recent Interest Payment Date to which interest has been paid or duly provided for, quarterly in arrears on March 15, June 15, September 15 and December 15 in each year, commencing on September 15, 2008.

(d) Accrued Interest Payments. When used with respect to any Undated Subordinated Bonds, “Interest Payment Date” means the date for payment of any interest, as it may be adjusted as described in the next succeeding sentence, on such Undated Subordinated Bonds, as determined by the Company and set forth in this First Supplemental Indenture and the form of Undated Subordinated Bonds attached as Exhibit A hereto. With respect to any Interest Payment Date, if any date on which interest would otherwise be payable falls on a day that is not a Business Day, then the Interest Payment Date will be the next succeeding Business Day without any additional interest or payment in respect of such delay.

(e) Mandatory Deferral of Interest Payments.

(i) If, on an Interest Payment Date, the Solvency Condition is not or would not be met, then the Company will be required to defer interest that accrues during the Interest Period to but excluding such Interest Payment Date (provided that in the case where the payment of such interest would itself cause a breach of the Solvency Condition, the Company will be required to defer the payment of the Solvency Shortfall only), unless the Company elects in its discretion to satisfy on the Interest Payment Date such interest with funds raised prior to the Interest Payment Date by way of the APM. Such deferred interest will constitute “Solvency Deferred Interest Payment”.

The “Solvency Condition” will be met if:

•

the Company and the Allianz Group have appropriate funds to cover the required minimum solvency margin (or a comparable term in case of a change in applicable rules) in accordance with the provisions of German insurance regulatory law (for group solvency or single solvency purposes or the solvency pursuant to the regulation for financial conglomerates) and generally recognized administrative practice, if any, of the German Federal Financial Supervisory Authority or any Successor Authority applicable at that time, and such funds would not, as a result of a full or partial interest payment or redemption payment that would otherwise be due on such Interest Payment Date or date of redemption, as the case may be, fall below the required minimum solvency margin;

•

no order by the German Federal Financial Supervisory Authority or any Successor Authority is in effect prohibiting the Company from making interest payments, other distributions or redemptions (including to the holders of any Parity Security or Junior Security);

•	the Company is able to pay its debts owed to its Senior Creditors as they fall due; and

•	the Company’s Assets exceed its Liabilities (other than Liabilities to persons who are not Senior Creditors).

(ii) If, on an Interest Payment Date, a Mandatory Deferral Event has occurred, then the Company will be required to defer any Excess Amount.

A “Mandatory Deferral Event” will occur on an Interest Payment Date, if up to the end of the Calculation Date:

•

the Company’s Accumulated Quarters’ Net Income for the four-quarter period ending on the quarter that is two quarters prior to the most recently completed and published quarter is less than or equal to zero; and

•

the Adjusted Shareholders’ Equity Amount as at the end of the quarter that is two quarters before the most recently completed and published quarter has declined by 10% or more as compared to the Adjusted Shareholders’ Equity Amount as at the end of the quarter that is ten quarters prior to the Company’s most recently completed and published quarter (the “Benchmark Quarter”); and

•

the Company’s Adjusted Capital Amount at the end of the most recently completed and published quarter has declined by more than 10% as compared to the Adjusted Shareholders’ Equity Amount at the end of the Benchmark Quarter.

(iii) If the Company is required to defer a payment of interest on an Interest Payment Date following the occurrence of a Mandatory Deferral Event, then the Company will also be required to defer on one or more subsequent Interest Payment Dates the interest that would otherwise be due on such Interest Payment Dates until the Mandatory Deferral Event has been cured on any subsequent Calculation Date. After one or more Mandatory Deferral Events has or have occurred, the Company may begin to pay interest on the Undated Subordinated Bonds on any Interest Payment Date only if on the Calculation Date for that Interest Payment Date (x) no new Mandatory Deferral Event has occurred and (y) any previous Mandatory Deferral Event has been cured.

(iv) A Mandatory Deferral Event that has occurred on a previous Calculation Date has been cured on any Calculation Date if the Adjusted Capital Amount as at the Company’s most recently completed and published quarter before that Calculation Date has increased to more than 90% of the Adjusted Shareholders’ Equity Amount at the end of the Benchmark Quarter for that previous Calculation Date on which the Mandatory Deferral Event has occurred.

(v) If the Company is required to defer interest, due to a Solvency Event or a Mandatory Deferral Event, any such deferred interest (together with any Solvency Deferred Interest Payment) will constitute a “Mandatorily Deferred Interest Payment” (together with any Optionally Deferred Interest Payment, the “Deferred Interest Payments”).

The Company shall give written notice to the Trustee not less than three (3) Business Days prior to any Interest Payment Date either:

(x)	that (or, in the case of a breach of the Solvency Condition and/or a Mandatory Deferral Event, to what extent) the relevant interest payment shall be deferred; or

(y)	that, in the case of the Solvency Condition not being met or the occurrence or continuance of a Mandatory Deferral Event, the Company will satisfy such interest payment; in this case, the Company will be required to state in such notice that it has elected to satisfy such interest payment by way of the APM.

(vi) If an Interest Payment is deferred due to the Solvency Condition not being met or the occurrence or continuation of a Mandatory Deferral Event, the Company shall not have any obligation to make such Interest Payment on the relevant Interest Payment Date, and the failure to pay such interest shall not constitute a default of the Company or any other breach of obligations under the Undated Subordinated Bonds or for any other purpose.

(vii) Mandatorily Deferred Interest Payments will not bear interest.

(f) Optional Deferral of Interest Payments.

(i) Subject to the Solvency Condition being met and no Mandatory Deferral Event having occurred or continuing, the Company may, on each Optional Interest Payment Date, elect in its discretion to make such payment of interest in cash or to defer the payment of interest by giving not less than three (3) Business Days written notice to the Trustee prior to the Optional Interest Payment Date. In this case any such deferred interest will constitute an “Optionally Deferred Interest Payment.” The Company may elect in its discretion to satisfy any interest payment it does not defer on the Interest Payment Date with funds raised prior to the relevant Interest Payment Date by way of the APM.

(ii) Optionally Deferred Interest Payments will not bear interest.

(iii) An “Optional Interest Payment Date” occurs if up to the Calculation Date:

(x)	no dividend, other distribution or payment was declared in respect of any class of shares of the Company at the Company’s ordinary General Meeting of shareholders (ordentliche Hauptversammlung) immediately preceding that Interest Payment Date;

(y)	no payment on account of the balance sheet profit of the Company has been made since such ordinary General Meeting of shareholders (ordentliche Hauptversammlung); and

(z)	the Company has not made any payment of interest or any deferred payment on any Junior Security.

(iv) If the Company elects to defer an Interest Payment on an Optional Interest Payment Date, it shall not have any obligation to make such Interest Payment on the relevant Optional Interest Payment Date and the failure to pay such interest shall not constitute a default of the Company or any other breach of obligations under the Undated Subordinated Bonds or the Indenture or for any other purpose.

(g) Compulsory Payments of Interest. Subject to the Solvency Condition being met and no Mandatory Deferral Event having occurred or continuing, interest which accrues during any Interest Period to but excluding a Compulsory Interest Payment Date will be payable in cash on that Compulsory Interest Payment Date. The Company may elect in its discretion to satisfy any such Interest Payment on such Interest Payment Date with funds raised prior to the Interest Payment Date by way of the APM.

(h) Deferral Notice.

(i) The Company shall give any Deferral Notice not less than three (3) Business Days prior to the date on which any Payment would, in the absence of deferral, be due and payable.

(ii) Unless a notice has been delivered as provided for in Section 2.04, the Company must give a Deferral Notice in the case where the Solvency Condition is not met or a Mandatory Deferral Event has occurred or is continuing.

Section 2.05. Payments of Deferred Interest.

(a) Optionally Deferred Interest Payments. The Company may at any time upon giving prior notice of the date satisfy in whole or in part any Optionally Deferred Interest Payment with funds raised prior to the date on which the Deferred Interest Payment becomes due (the “Optional Deferred Settlement Date”) by way of the APM.

(b) Payment of Deferred Interest Payments Following Certain Events. The Company may elect, at any time upon giving prior notice of the date, to satisfy in whole or in part any Mandatorily Deferred Interest Payment utilizing the APM (subject to the limitations and restrictions applicable to the APM) and will be required to apply the APM (subject to the limitations and restrictions applicable to the APM) to satisfy any Deferred Interest Payments upon the earliest to occur of the following situations (in each case, a “Mandatory Deferred Settlement Date” and collectively with the Optional Deferred Settlement Date, the “Deferred Settlement Date”):

(i) the date on which the Undated Subordinated Bonds fall due for redemption or the Company substitutes for the Undated Subordinated Bonds as provided in Section 3.03 hereof;

(ii) on the next subsequent Interest Payment Date (x) following the date on which the Company makes any payment of interest or any deferred payment on any Junior Security, or (y) if up to the end of the Calculation Date preceding such Interest Payment Date any dividend, other distribution or payment was declared in respect of any class of shares of the Company at the Company’s ordinary General Meeting of shareholders preceding that Interest Payment Date, or any payment on account of the balance sheet profit has been made since the Company’s ordinary General Meeting of shareholders was held;

(iii) if the Company makes any full or partial payment of interest or of a deferred payment on any Parity Security, (except for payments at the end of the specified maximum deferral period following the deferral of interest in accordance with the terms of the relevant Parity Securities) the Company will satisfy any Deferred Interest Payment in the same proportion on the next subsequent Interest Payment Date following the date on which such payment was made. In this case, the proportion will be equal to the result from the division of the amount of the deferred payment actually paid by the outstanding amount of the deferred payment;

(iv) on the fifth anniversary following the relevant Interest Payment Date from which interest was originally deferred; and

(v) the date on which a reason for dissolution pursuant to Section 262, para. 1, of the German Stock Corporation Act (Aktiengesetz) with respect to the Company exists (other than for the purposes of or pursuant to an amalgamation, reorganization or restructuring whilst solvent, where the continuing entity assumes substantially all of the assets and obligations of the Company).

(c) The Company shall give not less than three (3) Business Days written notice to the Trustee of the date for any Deferred Settlement Date together with the notice required by Section 4.02 hereof.

ARTICLE 3

OPTIONAL REDEMPTION AND REDEMPTION UPON CERTAIN EVENTS; SUBSTITUTION OR VARIATION

Section 3.01. Optional Redemption. (a) Any redemption made in accordance with this Article 3 shall be made in accordance with Article 11 of the Subordinated Indenture.

(b) Subject to the principal amount of the Undated Subordinated Bonds having been replaced by other at least equivalent regulatory capital or if the German Federal Financial Supervisory Authority or any Successor Authority consents and subject to the Solvency Condition being met at the time notice of redemption is given, and at the time of redemption, the Company may redeem the Undated Subordinated Bonds in accordance with clause (c) below.

(c) Upon giving not less than 30 nor more than 60 days’ notice to the Holders of Undated Subordinated Bonds, the Undated Subordinated Bonds may be redeemed at the option of the Company and without the consent of the Holders or the Trustee:

(i) in whole or in part, at the Redemption Price on the First Call Date, and thereafter at any time; and

(ii) in whole but not in part, at any time prior to the First Call Date (A) upon the occurrence of a Gross-Up Event or a Tax Event at the Redemption Price and (B) upon the occurrence of a Regulatory Event at the Early Redemption Amount. A redemption notice following a Gross-Up Event shall not be given earlier than 60 days prior to the earliest date on which the Company or any successor entity would become obligated to pay Additional Amounts.

(d) Cancellation of any Undated Subordinated Bonds redeemed by the Company pursuant to this Indenture will be effectuated by reducing the principal amount of the Undated Subordinated Bonds, and any Undated Subordinated Bonds so cancelled will be discharged. Any Undated Subordinated Bonds purchased by the Company may be held, reissued, resold or, at the Company’s option, cancelled. Such cancellation shall be effectuated by decreasing in an equal amount the number of Undated Subordinated Bonds represented by the global security or securities.

(e) In the event the Redemption Price or Early Redemption Amount, as the case may be, in respect of any Undated Subordinated Bonds is improperly withheld or refused and is not paid by the Company, interest on such Undated Subordinated Bonds will continue to be payable and accrue at the rate of 8.375% until the date the Redemption Price or Early Redemption Amount, as the case may be, is actually paid (the “Delayed Redemption Payment Date”). Prior to the payment of any Redemption Price or Early Redemption Amount, as the case may be, which previously has been improperly withheld or refused, the Company shall inform the Trustee in writing of the proposed Delayed Redemption Payment Date and the Trustee shall, as soon as practicable after receiving such notice, provide notice to the Company of the amount of interest payable in connection therewith. The Company shall then provide notice to the Paying Agent, if different than the Trustee, and the Holders in accordance with Section 106 of the Subordinated Indenture of (i) the Delayed Redemption Payment Date, (ii) the Special Record Date for the Delayed Redemption Payment Date and (iii) the accrued interest payable on such date, as calculated by the Trustee.

(f) If a redemption date falls on a day that is not a Business Day, the payment of the Redemption Price or Early Redemption Amount, as the case may be, will be made on the next succeeding Business Day without any additional interest or payment in respect of such delay.

Section 3.02. Optional Purchase. The Company may at any time, subject to the Solvency Condition being met and the principal amount of the Undated Subordinated Bonds to be repurchased having been replaced by at least equivalent regulatory capital or if the German Federal Financial Supervisory Authority or any Successor Authority has given its consent, purchase Undated Subordinated Bonds on the open market in any manner and at any price. This aforementioned restriction does not apply if any such purchase is made by subsidiaries of the Company for (x) the account of a third party which is not an affiliate of the Company or (y) funds (as defined for the purposes of Sec. 2(2) in connection with Sec. 30 of the German Investment Act (Investmentgesetz)), unless the majority of the shares in the relevant fund are held by the Company or any of its subsidiaries.

Section 3.03. Substitution Or Variation. (a) If a Gross-Up Event, Tax Event or Regulatory Event should occur and continue which would permit the Company to redeem the Undated Subordinated Bonds, then the Company may, instead of redeeming the Undated Subordinated Bonds, so long as at the time of any substitution or variation the conditions set forth in Section 3.01(b) are satisfied, including the German Federal Financial Supervisory Authority or any Successor Authority having given its consent to the substitution or variation (without any requirement for the consent or approval of the Holders) and notices having been given in accordance with Section 106 of the Subordinated Indenture (which notice shall be irrevocable), substitute at any time all (but not some only) of the Undated Subordinated Bonds for, or vary the terms of the Undated Subordinated Bonds so that they remain or become (as the case may be), Qualifying Securities or Qualifying Solvency Securities, and the Trustee shall agree to such substitution or variation.

(b) If a Capital Event or Accounting Event should occur and continue, subject to the notice provisions above and the German Federal Financial Supervisory Authority or any Successor Authority having given its consent, the Company may substitute at any time all (but not some only) of the Undated Subordinated Bonds for, or vary the terms of the Undated Subordinated Bonds so that they remain or become (as the case may be), Qualifying Securities, and the Trustee shall agree to such substitution or variation.

ARTICLE 4

ALTERNATIVE PAYMENT MECHANISM

Section 4.01. Conditions Precedent. Subject to the provisions of Article 5 of this First Supplemental Indenture and Article 5 of the Subordinated Indenture and notwithstanding any other provision of this Indenture to the contrary, the Company’s ability to use the Alternative Payment Mechanism to satisfy its payment obligations with respect to the Undated Subordinated Bonds is subject to Section 4.04 and Section 4.05 hereof.

Section 4.02. Notices of Alternative Payment Mechanism. The Company shall give written notice to the Trustee and the Paying Agent, if different than the Trustee, and the Holders of the Undated Subordinated Bonds in accordance with Sections 105 and 106, as applicable, of the Subordinated Indenture at least three (3) Business Days prior to the relevant Interest Payment Date or Deferred Settlement Date, as applicable, of its election pursuant to Section 2.04 and Section 2.05 hereof, to pay all or part of a Deferred Interest Payment or to make any other Payment pursuant to the APM, subject to Section 4.04 and Section 4.05 below.

Section 4.03. Alternative Payment Mechanism.

(a) Unless otherwise expressly provided in this Indenture, the Company shall satisfy any Deferred Interest Payments in accordance with the APM, which includes cash proceeds from the sale of Qualifying APM Securities or the use of PIK.

(b) The Company may satisfy any Interest Payment by way of the APM only if and to the extent that the Company has raised the funds required for the satisfaction of the Interest Payment by issuing or selling Qualifying APM Securities within six months prior to the relevant Interest Payment Date.

(c) If the Company elects or is required to satisfy any Deferred Interest Payments by way of the APM, the Company will issue or sell Qualifying APM Securities, or, subject to the limitations set forth in Section 4.04, utilize PIK.

Section 4.04. Obligation to Satisfy Deferred Interest Payments by Way of APM. (a) The Company’s obligation to satisfy Deferred Interest Payments by way of the APM shall be subject to certain conditions being satisfied, including:

(i) In the case of Payment Shares, subject to the limitations of applicable mandatory German law;

(x)	the Company holds treasury shares, and the Company’s Board of Management (Vorstand) is authorized to use such treasury shares for purposes of the APM, or

(y)	the Company’s Board of Management (Vorstand) may issue new shares pursuant to an authorization by the articles of association (authorized capital, or genehmigtes Kapital), and the Company’s Board of Management is not subject to any restriction with respect to issuing such new shares for purposes of the APM, and the Company’s Supervisory Board (Aufsichtsrat) has declared its consent with respect to the issuance of such new shares.

(ii) There is no reason why (for any legal reason or de facto) the Company is unable to issue or sell Qualifying APM Securities.

(iii) The Company may not use any treasury shares purchased in the market for cash during the six months’ period prior to the relevant Deferred Settlement Date for purposes of fulfilling the APM.

(iv) Delivery of an Officer’s Certificate to the Trustee that all conditions precedent to the use of the APM have been satisfied.

(b) If the Company elects to satisfy in whole or in part any Mandatory Deferred Interest Payment, deferred as a result of the occurrence or the continuance of a Mandatory Deferral Event, by way of APM, the following limitations shall apply:

(i) the Company may sell such number of Payment Shares in each calendar year (including the maximum number of shares issued or issuable pursuant to all Qualifying Mandatory Convertibles or Qualifying Warrants as of their respective date of issuance) not exceeding 2.00% of the Company’s issued share capital (Grundkapital) at the relevant date; provided that, for the purpose of determining whether or not this limitation has been exceeded, no account shall be taken of any Mandatorily Deferred Interest that was settled within 30 days of being deferred; and

(ii) the Company may sell such number of Payment Securities or utilize PIK to the extent the aggregate principal amount or nominal amount of Payment Securities (together with any Payment Securities previously issued to satisfy any Mandatorily Deferred Interest Payment) and any PIK Amount (together with any previous PIK Amounts utilized to satisfy any Mandatorily Deferred Interest Payment) would not exceed 25% (the “Threshold”) of the initial aggregate principal amount of the Undated Subordinated Bonds; provided that within this Threshold the aggregate principal amount of Payment Securities which are not qualifying non-cumulative Payment Securities together with the PIK Amount (and any previous principal amounts of Payment Securities which are not qualifying non-cumulative Payment Securities and previous PIK Amounts utilized to satisfy any Mandatorily Deferred Interest Payment) may not exceed 15% (the “Sub-Threshold”) of the initial aggregate principal amount of the Undated Subordinated Bonds.

Calculation of the limits set forth in the preceding two paragraphs will apply solely and exclusively where deferral was triggered by the occurrence or the continuance of a Mandatory Deferral Event and no such limits apply to the use of the APM to satisfy any other Deferred Interest Payments.

(c) If any Mandatorily Deferred Interest Payment, deferred as a result of the occurrence or the continuance of a Mandatory Deferral Event, has become due and payable on any Mandatory Deferred Settlement Date (or such longer period which may be caused by the occurrence of a Market Disruption Event) and within a period of one (1) year following such Mandatory Deferred Settlement Date the requirements for the execution of the APM are not met, or (i) if Payment Shares are issued, to the extent the 2.00% threshold applies and would be exceeded or the amount that would be payable exceeds the proceeds from the sale of the Payment Shares and (ii) the Threshold to the extent it applies would be exceeded or, in the case of the aggregate of Payment Securities which are not qualifying non-cumulative Payment Securities and of PIK, the Sub-Threshold to the extent it applies would be exceeded or the amount that would be payable exceeds the proceeds from the sale of Payment Securities or PIK Amounts, as the case may be, the obligation of the Company to satisfy the Mandatorily Deferred Interest Payment shall be cancelled to such extent on the first anniversary of the relevant Mandatory Deferred Settlement Date.

(d) If any Optionally Deferred Interest Payment and/or Solvency Deferred Interest Payment has become due and payable on any Mandatory Deferred Settlement Date and within a period of five (5) years following such Mandatory Deferred Settlement Date (or such longer period which may be caused by the occurrence of a Market Disruption Event) the legal requirements for the execution of the APM are not met, or to the extent the amount that would be payable exceeds the proceeds from the sale of Qualifying APM Securities or the utilization of PIK, as the case may be, the obligation of the Company to satisfy the Optionally Deferred Interest Payment and/or Solvency Deferred Interest Payment shall be cancelled to such extent on the fifth anniversary of the relevant Mandatory Deferred Settlement Date.

(e) If, the Company elects or is required to satisfy any Deferred Interest Payment by using the APM, the Company will place Qualifying APM Securities, except when PIK is utilized, during the period referred to in Sections 4.04(c) and (d) above. The Company will use the cash proceeds from the sale of any Qualifying APM Securities to make the relevant payment by crediting such amounts to the Trustee for payment to DTC.

(f) If the Company elects or is required to satisfy any Deferred Interest Payment on the date on which a reason for dissolution pursuant to Section 262, para. 1, of the German Stock Corporation Act (Aktiengesetz) with respect to the Company exists, but the Company is unable to apply the APM, the obligations of the Company in respect of such unsettled Mandatorily Deferred Interest Payments (only in connection with a Mandatory Deferral Event) shall rank pari passu with the obligations of the Company in respect of the principal amount of the Undated Subordinated Bonds in an amount up to the Threshold less all payments made up to such point through the issuance of Payment Securities and/or by utilization of PIK, and the rest of the claim with respect to unpaid Mandatorily Deferred Interest Payments deferred pursuant to a Mandatory Deferral Event will be cancelled.

(g) During a period of at least 12 months following the settlement of a Mandatorily Deferred Interest Payment, deferred as a result of the occurrence or the continuance of a Mandatory Deferral Event, the Company shall not redeem or purchase (a) any Payment Shares or (b) any other Qualifying APM Securities, the proceeds of which were used to settle any resulting Mandatorily Deferred Interest Payment, other than in connection with (A) in the case of Payment Shares (i) any present or future stock option plan or similar arrangement and (ii) a reclassification of shares or exchange or conversion into shares of another class, or (B) in the case of Payment Shares and any other Qualifying APM Securities, the regular trading and investment activities of the Company’s banking, insurance and asset management subsidiaries.

Section 4.05. Market Disruption Event. (a) If, in the opinion of the Company, a Market Disruption Event exists on or after the 15th Business Day preceding any date upon which the Company is due to satisfy a payment using the APM through the sale of Qualifying APM Securities, the Company may delay making payment to a Holder until the Market Disruption Event no longer exists plus 60 Business Days. This may, among others, result in an extension of the one-year period in respect of Mandatorily Deferred Interest Payments, deferred as a result of the occurrence or continuance of a Mandatory Deferral Event, or the five-year period in respect of Optionally Deferred Interest Payments and/or Solvency Deferred Interest, as the case may be, following the relevant Mandatory Deferred Settlement Date. The Company shall give notice of both the occurrence of a Market Disruption Event and the date on which, in the opinion of the Company, the Market Disruption Event no longer exists.

(b) Interest will not accrue on any deferred Payment or part thereof during a Market Disruption Event.

ARTICLE 5

REMEDIES

Section 5.01. Breach; Collection of Indebtedness and Suits for Enforcement by Trustee.

(a) In the event that the Company should breach any of its obligations under the Undated Subordinated Bonds (a “Breach”), including any obligation to make a payment on a Compulsory Interest Payment Date or to make a payment on any Undated Subordinated Bonds called for redemption as provided for in Section 3.01 hereof, and such Breach shall be continuing, the Holders shall have only the limited remedies as set forth herein, and neither the Holders nor the Trustee shall have the right to accelerate the maturity of the Undated Subordinated Bonds.

(b) If a Breach occurs and is continuing, the Trustee may pursue all legal remedies available to it, including commencing a judicial proceeding for the collection of the sums so due and unpaid or a bankruptcy proceeding in Germany (but not elsewhere) of the Company, but the Trustee may not declare the principal amount of any outstanding Undated Subordinated Bonds to be due and payable.

(c) Holders of the Undated Subordinated Bonds have the absolute and unconditional right to institute suit for the enforcement of any payment when due and such right may not be impaired without the consent of the Holder as provided in Section 508 of the Subordinated Indenture. In addition, to the extent the Trustee is not permitted to pursue the remedies provided for in Section 5.01(b) above as a matter of German law, the Holders of the Undated Subordinated Bonds may pursue such remedies in accordance with the terms of the Subordinated Indenture.

(d) Without prejudice to Section 504 and 505 of the Subordinated Indenture, the Trustee is and shall be fully authorized by each and any holder of record of an Undated Subordinated Bond to commence proceedings in Germany in accordance with Section 5.01(b) and Section 5.01(c) above, in the name and on behalf of such holder, as if the Trustee were such holder of record, with a view to having the Company declared bankrupt in Germany.

(e) The Company shall deliver to the Trustee, as soon as possible and in any event within 30 days after the company becomes aware or should reasonably become aware of the occurrence of any Breach, or an event which, with notice or the lapse of time or both, would constitute Breach, an Officer’s Certificate setting forth the details of such Breach and the action that the Company proposes to take with respect thereto.

(f) The provisions of this Section 5.01 replace Sections 501, 502 and 503 of the Subordinated Indenture in their entirety, and such Sections are hereby amended and restated in their entirety by this Section 5.01.

(g) Sections 504 through Section 515 of Article Five and Sections 601 and 602 of Article Six of the Subordinated Indenture are hereby amended by replacing the term “Event of Default” as used in such sections with the term “Breach” as defined in Section 5.01(a) in this First Supplemental Indenture.

ARTICLE 6

COVENANTS OF THE COMPANY

Section 6.01. Calculation Agent. (a) If and to the extent any calculations are required to be made hereunder, the Company shall appoint a Calculation Agent. In the case of the Early Redemption Amount, the Calculation Agent shall be the Independent Investment Banker which shall be appointed by the Trustee after consultation with the Company. If, following the appointment of a Calculation Agent, the Calculation Agent is unable or unwilling to act as such, or if it fails to make a determination, calculation or otherwise fails to perform its duties under the Indenture or the Calculation Agency Agreement, the Company shall appoint an independent investment bank to act as such in its place. Neither the termination of the appointment of the Calculation Agent nor the resignation of the Calculation Agent will be effective without a successor having been appointed.

(b) All calculations and determinations made by the Calculation Agent with respect to the Undated Subordinated Bonds (absent manifest error) are final and binding on the Company, the Trustee, the Paying Agent and the Holders.

(c) The Company and the Trustee have no responsibility to anyone for any errors or omissions in any calculation by the Calculation Agent.

Section 6.02. Compulsory Interest Payments. Subject to the Solvency Condition being met and no Mandatory Deferral Event having occurred or continuing, the Company agrees that it will make payment in cash of any interest which accrues during any Interest Period on a Compulsory Interest Payment Date For the avoidance of doubt, the Company may elect in its discretion to satisfy such Interest Payment with funds raised prior to the Compulsory Interest Payment Date by way of the APM.

Section 6.03. Calculation Agency Agreement. If and to the extent a Calculation Agent is appointed and a Calculation Agency Agreement executed, the Company shall comply with and perform all its obligations under the Calculation Agency Agreement and use its reasonable efforts to procure that the Calculation Agent complies with and performs all of its respective obligations under the Calculation Agency Agreement and not make any amendment or modification to such agreement without the prior written approval of the Trustee.

Section 6.04. Officer’s Certificate on Deferral. (a) If the Company is obliged to defer any payment in accordance with Section 2.04 hereof and elects not to satisfy such payment in accordance with the APM as provided in Section 2.04, it shall deliver to the Trustee, no later than three (3) Business Days prior to the relevant Interest Payment Date, an Officer’s Certificate, certifying that the Solvency Condition has not been met or a Mandatory Deferral Event has occurred and is continuing as of such relevant Interest Payment Date.

(b) If following the issuance of an Officer’s Certificate pursuant to clause (a) above, and prior to the making of any subsequent Interest Payment (other than an Interest Payment which shall be satisfied using the APM), the Solvency Condition is met or the Mandatory Deferral Event has been cured, the Company shall deliver to the Trustee an Officer’s Certificate confirming such matter.

Section 6.05. Officer’s Certificate for Market Disruption Event. If, in the opinion of the Company, there exists a Market Disruption Event as a consequence of which a Payment may be deferred under Section 4.05 hereof, it shall deliver to the Trustee within two (2) Business Days of such Market Disruption Event having arisen or the Company having become aware of the same, an Officer’s Certificate specifying the details of such Market Disruption Event. It shall also deliver an Officer’s Certificate promptly following the date on which, in the opinion of the Company, the Market Disruption Event no longer exists, and setting forth the date on which payment will be made to Holders postponed as a result of the Market Disruption Event.

Section 6.06. Delivery of Opinion for Accounting Event. With respect to an Accounting Event, the Company will deliver an applicable opinion to the Trustee, as set forth in the definition of “Accounting Event” in Section 1.01 hereof.

Section 6.07. Officer’s Certificate For Cancellation Of Deferred Interest Payment. If the conditions set forth in Sections 4.04(c) or 4.04 (d) should occur such that the obligations of the Company to make any Mandatorily Deferred Interest Payment, Optionally Deferred Interest Payment or Solvency Deferred Interest Payment, as the case may be, shall be cancelled, the Company shall deliver an Officer’s Certificate to the Trustee no later than three (3) Business Days prior to the relevant date (as provided in Sections 4.04 (c) or (d)) setting forth that the conditions to cancellation have been satisfied and the extent to which any such Deferred Interest Payments have been cancelled. The Company shall also cause notice of such cancellation to be given to Holders as provided in Section 106 of the Subordinated Indenture.

ARTICLE 7

SUBORDINATION

Section 7.01. Agreement to Subordinate. (a) The Company covenants and agrees, and each Holder of Undated Subordinated Bonds issued hereunder, by such Holder’s acceptance thereof, likewise covenants and agrees, that the Undated Subordinated Bonds issued hereunder (i) shall rank pari passu with respect to each other, and (ii) are and will be subordinated, and accordingly be subject in right of payment to prior payment in full upon liquidation, moratorium of payments or bankruptcy of the Company, of all Senior Debt.

(b) If certain events of liquidation, dissolution, insolvency, composition or other proceedings for the avoidance of insolvency of, or against, the Company should occur, the obligations of the Company under the Undated Subordinated Bonds will be subordinated to the claims of all Senior Debt. In any such event, Holders of Undated Subordinated Bonds shall not be entitled to receive any amounts payable in respect of the Undated Subordinated Bonds until the claims of all Senior Debt have first been satisfied in full.

(c) No security of any kind is, or will at any time be, provided by the Company or any other person to secure the right of Holders under the Undated Subordinated Bonds. No subsequent agreement may limit the subordination provided in clause (a) above, provide for any fixed maturity date or shorten any applicable notice period (Kündigungsfrist) in respect of the Undated Subordinated bonds. If the Undated Subordinated Bonds are redeemed early, the amounts redeemed must be returned to the Company irrespective of any agreement to the contrary unless the Company has been dissolved or such amounts have been replaced by other at least equivalent regulatory capital (Eigenmittel) of at least equal status or if the German Federal Financial Supervisory Authority or any Successor Authority has given its consent to the redemption.

(d) Holders of Undated Subordinated Bonds may not set off any claims arising under the Undated Subordinated Bonds against any claims that the Company may have against such Holder. The Company may set off any claims it may have against Holders of Undated Subordinated Bonds with respect to any of the Company’s obligations under the Undated Subordinated Bonds only if such amounts have been replaced by other at least equivalent regulatory capital (Eigenmittel) of at least equal status or if the German Federal Financial Supervisory Authority or any Successor Authority has given its consent to the set-off, and subject to the Solvency Condition being met.

(e) If the Trustee or any Holders receive any payment or distribution that is prohibited under the subordination provisions of the Indenture, then the Trustee or the Holders will have to repay that money to the trustee in bankruptcy, receiver or other relevant person charged with the insolvency of the Company.

Section 7.02. Section 1201 of the Subordinated Indenture. The provisions of Section 7.01 hereof replace in their entirety Section 1201 of the Subordinated Indenture which is hereby amended and restated in its entirety by Section 7.01 hereof. In addition, Section 1202 through Section 1211 of Article Twelve of the Subordinated Indenture is hereby amended by replacing the term “Senior Debt” as used in such sections with the term “Senior Debt” as defined in this First Supplemental Indenture.

ARTICLE 8

FORM OF UNDATED SUBORDINATED BONDS

Section 8.01. Form of Undated Subordinated Bonds. The Undated Subordinated Bonds shall be substantially in the form of Exhibit A hereto. Exhibit A hereto is hereby incorporated into and expressly made a part of this First Supplemental Indenture.

ARTICLE 9

ORIGINAL ISSUE OF UNDATED SUBORDINATED BONDS

Section 9.01. Original Issue of Undated Subordinated Bonds. Undated Subordinated Bonds in the initial aggregate principal amount of $1,750,000,000 may, upon execution of this First Supplemental Indenture, be executed by the Company and delivered to the Trustee for authentication, and the Trustee shall thereupon authenticate and deliver such Undated Subordinated Bonds to or upon the written order of the Company, in accordance with Section 303 of the Subordinated Indenture.

There is no limit on the amount of Undated Subordinated Bonds which may be issued subsequent to this First Supplemental Indenture.

ARTICLE 10

WINDING UP

Section 10.01. Winding Up. In the event of any bankruptcy, insolvency or similar proceeding or any action that causes the liquidation of the Company, with respect to each Undated Subordinated Bond held by a Holder, each Holder will have a mature claim equal to the principal amount of the Undated Subordinated Bonds held by such Holder plus any Deferred Interest Payments and any other accrued and unpaid interest and such claim shall be entitled to payment ahead of any Junior Security and share capital but ranking junior to the claims of Senior Debt; provided that, the amount of any such claim related to Mandatorily Deferred Interest Payments only in connection with a Mandatory Deferral Event may not exceed the Threshold less all payments made up to such point through the issuance of Payment Securities or by utilization of PIK. If upon liquidation the amount payable on any Undated Subordinated Bonds and any claims ranking pari passu with the Undated Subordinated Bonds are not paid in full, the Undated Subordinated Bonds and other claims ranking equally will share ratably in any distribution of our assets upon liquidation in proportion to the respective amounts to which they are entitled.

ARTICLE 11

SUBSTITUTION OF THE COMPANY

Section 11.01. Substitution of the Company. (a) The Company may at any time, without the consent of the Holders, substitute any other company (other than an insurance undertaking), which is directly or indirectly controlled by the Company, as a new issuer (the “New Issuer”) in respect of all obligations arising under or in connection with the Undated Subordinated Bonds with the effect of releasing the Company (subject to clause (iii) below) of all such obligations if:

(i) the New Issuer assumes through a supplemental indenture any and all of the Company’s obligations arising under or in connection with the Undated Subordinated Bonds and, if service of process vis à vis the New Issuer would have to be effected outside the United States, appoints a process agent within the United States;

(ii) the Company and the New Issuer have obtained all authorizations and approvals necessary for the substitution and the fulfillment of the obligations arising under or in connection with the Undated Subordinated Bonds; the New Issuer is in the position to pay to the Trustee in U.S. dollars and without deducting or withholding any taxes or other duties of whatever nature imposed, levied or deducted by the country (or countries) in which the New Issuer has its domicile or tax residence all amounts required for the performance of the payment obligations arising from or in connection with the Undated Subordinated Bonds; and

(iii) the Company irrevocably and unconditionally guarantees on a subordinated basis such obligations of the New Issuer under the Undated Subordinated Bonds at least equal to the Undated Subordinated Bonds;

(iv) in connection with such substitution, there is no modification or amendment to the terms of the Undated Subordinated Bonds with respect to the principal amount of the Undated Subordinated Bonds, the Interest Payment Dates, rate of interest, the dates upon which the Undated Subordinated Bonds may be redeemed as set forth in Article 3 hereof, and the denominations of the Undated Subordinated Bonds;

(v) such substitution does not result in a Tax Event or a Gross-Up Event;

(vi) neither the Company nor the New Issuer is a passive foreign investment company, for the taxable year of such substitution under then applicable U.S. federal income tax laws;

(vii) such securities (and the applicable guarantee) shall be SEC-registered and listed on the New York Stock Exchange;

(viii) the Company has received the written opinion of a nationally recognized law firm in the United States (A) to the extent that interest payments on the Undated Subordinated Bonds are eligible to be treated as “qualified dividend income” by a particular Holder immediately prior to the substitution date, that the substitution of the Company as contemplated in this Article 11, will not adversely affect the “qualifying dividend income” eligibility for purposes of Section 1(h)(11) of the Internal Revenue Code of 1986, as amended (or any successor legislation), of interest payments on the Undated Subordinated Bonds and (B) the substitution will not cause the Holders to recognize gain or loss for U.S. federal income tax purposes; and

(ix) the Trustee has received an opinion of counsel that all conditions precedent to such substitution, provided for in this section, have been complied with.

(b) Where the New Issuer is organized or resident in any jurisdiction other than Germany for tax purposes, each such other jurisdiction will be substituted for Germany under the subordinated guarantee to be provided by the Company in connection with the substitution of the New Issuer and the Indenture with respect to the Company’s obligation to pay Additional Amounts and the Company’s rights to redeem the Undated Subordinated Bonds in the case of a Gross-Up Event or Tax Event.

ARTICLE 12

AMENDMENTS AND WAIVERS

Section 12.01. Amendments And Waivers. Notwithstanding any provision in Article Nine and Section 1005 of the Subordinated Indenture to the contrary, the following provisions of the Indenture and the Undated Subordinated Bonds, as applicable, may not be amended or waived:

(a) the absence of any security of any kind securing the Holders’ rights under the Undated Subordinated Bonds;

(b) that no subsequent agreement may limit the subordination, provide for any fixed maturity date or shorten any applicable notice period (Kündigungsfrist) in respect of the Undated Subordinated Bonds;

(c) that if the Undated Subordinated Bonds are redeemed early, the amounts redeemed must be returned to the Company irrespective of any agreement to the contrary unless the Company has been dissolved or such amounts have been replaced by other at least equivalent regulatory capital (Eigenmittel) of at least equal status or if the German Federal Financial Supervisory Authority or any Successor Authority has given its consent to the redemption;

(d) the waiver by the Holders of rights of set-off under the Undated Subordinated Bonds against the Company; and

(e) the inability to reduce the principal amount of the Undated Subordinated Bonds during the period in which they remain outstanding.

Notwithstanding the foregoing, to the extent that the insurance laws and regulations applicable to the Company, in their current form or as amended from time to time, permit the foregoing provisions to be modified, then such provisions may be amended in a manner that complies with such laws and regulations. In such case, the foregoing provisions may only be amended as provided for under Article 9 of the Subordinated Indenture.

ARTICLE 13

MISCELLANEOUS

Section 13.01. Issuance of Definitive Securities. (a) So long as DTC holds the global Undated Subordinated Bonds, the global securities will not be exchangeable for definitive securities unless: (i) DTC notifies the Trustee that it is unwilling or unable to continue to hold the book-entry Undated Subordinated Bonds or DTC ceases to be a clearing agency registered under the Exchange Act and the Trustee does not appoint a successor to DTC which is registered under the Exchange Act within 120 days; (ii) in the event of the Company’s winding up in accordance with Section 10.01 hereto, the Company fails to make a payment on the Undated Subordinated Bonds when due; or (iii) at any time following a determination by the Company in its sole discretion that the global Undated Subordinated Bonds of a particular series should be exchanged for definitive debt securities of that series in registered form.

(b) Each person having an ownership or other interest in the Undated Subordinated Bonds must rely exclusively on the rules and procedures of DTC, Euroclear or Clearstream, as the case may be, or any other securities intermediary through which that person holds its interest to receive or direct the delivery of possession of any definitive security.

(c) Any definitive securities will be issued in registered form only in denominations of $25.00 and any integral multiples of $25.00 in excess thereof and shall be substantially in the form of the global security included as Exhibit A hereto with such insertions, omissions, substitutions and other variations as appropriate, for definitive securities as evidenced by the execution of such securities. To the extent permitted by law, the Company and the Trustee are entitled to treat the person in whose name any definitive security is registered as its absolute owner.

(d) Payments in respect of the Undated Subordinated Bonds issued in the form of definitive securities will be made to the person in whose name the definitive securities are registered as it appears in the register for such Undated Subordinated Bonds. Payments will be made in respect of the Undated Subordinated Bonds by transfer to the Holder’s account in New York. Definitive securities must be presented to the Paying Agent for redemption.

(e) If the Company issues definitive securities in exchange for global Undated Subordinated Bonds, DTC, as holder of the global Undated Subordinated Bonds, will surrender the global Undated Subordinated Bonds against receipt of the definitive securities, cancel the book-entry securities of that series and distribute the definitive securities of that series to the person in the amounts that DTC specifies.

(f) If definitive securities are issued in the limited circumstances as set forth above, such securities may be transferred in whole or in part in denominations of any whole number of securities upon surrender of the definitive securities certificates together with the form of transfer endorsed on it, duly completed and executed at the specified office of the Trustee. If only part of a securities certificate is transferred, a new securities certificate representing the balance not transferred will be issued to the transferor.

Section 13.02. Ratification of Subordinated Indenture; First Supplemental Indenture Controls. The Subordinated Indenture, as supplemented by this First Supplemental Indenture, is in all respects ratified and confirmed. This First Supplemental Indenture shall be deemed part of the Subordinated Indenture in the manner and to the extent herein and therein provided. The provisions of this First Supplemental Indenture shall supersede the provisions of the Subordinated Indenture to the extent the Subordinated Indenture is inconsistent herewith.

Section 13.03. Trustee Not Responsible for Recitals. The recitals herein contained are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the accuracy thereof. The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture or the Undated Subordinated Bonds. The Trustee shall not be accountable for the use or application by the Company of the Undated Subordinated Bonds or the proceeds thereof.

Section 13.04. Governing Law. This First Supplemental Indenture and each Undated Subordinated Bond shall be governed by and construed in accordance with the laws of the State of New York, except for Article 7 hereof and the waiver of rights of set-off, the absence of security of any kind in respect of the rights of Holders of the Undated Subordinated Bonds and the obligation to return certain payments received early, which shall be governed by and construed in accordance with the laws of the Federal Republic of Germany.

Section 13.05. Severability. If any provision in the Subordinated Indenture, this First Supplemental Indenture or the Undated Subordinated Bonds is determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 13.06. Counterparts. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Any signed copy shall be sufficient proof of this First Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

Allianz SE

By:
Name:
Title:

By:
Name:
Title:

THE BANK OF NEW YORK, as Trustee and Paying Agent

By:
Name:
Title:

EXHIBIT A

FORM OF UNDATED SUBORDINATED BONDS

THIS SECURITY IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

The rights of the Holders of the Securities are, to the extent and in the manner set forth in Section 1201 of the Subordinated Indenture and Article 7 of the First Supplemental Indenture, subordinated to Senior Debt, and this Security is issued subject to the provisions of Article 12 of the Subordinated Indenture and Article 7 of the First Supplemental Indenture, and the Holder of this Security, by accepting the same, agrees to and shall be bound by such provisions. The terms of this paragraph are governed by, and shall be construed in accordance with, the laws of the Federal Republic of Germany.

Allianz SE

Undated Subordinated Bonds (the “Securities”)

No.
CUSIP No.:	018805200	$
ISIN No.:	US0188052007

COMMON CODE:	036955147

Allianz SE, a European company (Societas Europaea) incorporated in the Federal Republic of Germany and organized under the laws of the Federal Republic of Germany and the European Union, having its corporate seat in Munich, Germany (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & Co., or registered assigns, the principal sum of [    ] ($[    ]) (but only at such times as set forth in the Indenture with respect to Optional Redemption and Redemption Upon Certain Events in Article 3 of the First Supplemental Indenture) and to pay interest thereon from the Issue Date or from the most recent Interest Payment Date to which interest has been paid or duly provided for, quarterly in arrears on March 15, June 15, September 15 and December 15 in each year, commencing on

September 15, 2008, as such Interest Payment Date may be adjusted as provided in the Indenture, and at such other times as are set forth in the Indenture, at a rate of 8.375% per annum, until the principal hereof is paid or made available for payment. Unless otherwise provided herein, the interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be, for each Interest Payment Date, the March 1, June 1, September 1 or December 1 preceding such Interest Payment Date, whether or not a Business Day. If interest is required to be calculated for any period less than a year, it will be calculated on a 30/360 day basis. If any date on which interest would otherwise be payable falls on a day that is not a Business Day, then the Interest Payment Date will be the next succeeding Business Day, without any additional interest or payment in respect of such delay.

Subject to the immediately following paragraph, if applicable, any payment on this Security which is payable, and is paid or duly provided for, on any Interest Payment Date or on any date on which the Company makes any payment (including any payment of Additional Amounts in accordance with Section 1006 of the Subordinated Indenture) shall be paid in U.S. dollars to the registered Holder, including through a Paying Agent by wire-transfer of same-day funds to the Holder or, at the option of the Company, by check mailed to the address of the Holder as it appears in the Company’s Security Register. For so long as this Security is held in global form, all payments shall be made in U.S. dollars by wire-transfer of same-day funds.

The Company shall under certain circumstances, and in accordance with the Indenture, defer payments of interest on this Security. Any interest on this Security which is not paid or duly provided for on any applicable Interest Payment Date, together with any other payments in respect of this Security not paid on any date on which such payment has become due and payable or would have become due and payable except that payment is not made as permitted by the Indenture, so long as the same remains unpaid, shall be paid at such times, and in accordance with the terms set forth in the Subordinated Indenture. Deferred Interest Payments will not bear interest. Outstanding payments on this Security, when paid, as provided subject to the conditions in the Indenture, will be paid on the Deferred Settlement Date to the Holder in whose name this Security is registered at the close of business on a Special Record Date for the Payment due on such Deferred Settlement Date to be fixed by the Trustee, notice of which shall be given to Holders of Securities not less than 10 days prior to such Special Record Date, or be paid in any other lawful manner not inconsistent with the requirements of any securities exchange on which this Security may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

The Company may satisfy any Optionally Deferred Interest Payment and any Mandatorily Deferred Interest Payment in accordance with the Indentures.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Allianz SE

By:
Name:
Title:

By:
Name:
Title:

Attest:

This is one of the Securities of the series designated herein and referred to in the Indenture.

Dated: June 10, 2008

The Bank of New York, As Trustee

By:
Authorized Signatory

[Reverse of Security]

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under a Subordinated Indenture, dated as of June 10, 2008 (herein called the “Subordinated Indenture”), and a First Supplemental Indenture, dated as of June 10, 2008 (herein called the “First Supplemental Indenture” and together with the Subordinated Indenture, the “Indenture”), between the Company and The Bank of New York, as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the terms of the Securities and the respective rights, limitations of rights, duties and immunities thereunder of the Company and the Trustee, the holders of Senior Debt and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. The Securities are subject to all such terms. This Security is one of the series designated on the face hereof and there is no limitation on the amount of Securities of such series which may be issued.

The amount payable in respect of the principal of this Security will be determined in accordance with the provisions of Article 12 of the Subordinated Indenture and Articles 7 and 10 of the First Supplemental Indenture.

The Securities will constitute direct, unsecured subordinated obligations of the Company and will rank pari passu without any preference among themselves. Until all Outstanding Perpetual Liabilities have been redeemed or discharged in full, the Securities will rank at least pari passu with all other unsecured and undated subordinated obligations of the Company, except for any subordinated obligation required to be preferred by law. Once all Outstanding Perpetual Liabilities have been redeemed or discharged in full, the Securities will be subordinated to the claims of all unsubordinated and dated subordinated obligations of the Company (except for dated subordinated obligations expressly ranking pari passu with, or junior to, the Securities) and any undated subordinated obligations expressly ranking senior to the Securities. The Securities shall be subject to the subordination provisions described herein and in the Indenture.

If any Breach occurs and is continuing, the Trustee may pursue all legal remedies available to it, including commencing a judicial proceeding for the collection of the sums due and unpaid or a bankruptcy proceeding in Germany (but not elsewhere) of the Company, but the Trustee may not declare the principal amount of any outstanding Securities to be due and payable. To the extent the Trustee is not permitted to pursue the remedies provided for herein as a matter of German law, the Holders of the Securities may pursue such remedies in accordance with the terms of the Subordinated Indenture. Notwithstanding the foregoing, Holders of this Security have the absolute and unconditional right to institute suit for the enforcement of any payment when due and such right may not be impaired without the consent of the Holder as provided in Section 508 of the Subordinated Indenture.

Payments under the Securities will be made free and clear of and without withholding or deduction for tax, duties, assessments or governmental charges of whatever nature imposed by the government of Germany upon or as a result of such payments, or the government (or any political subdivision or taxing authority thereof or therein) of a Relevant Jurisdiction as defined in Section 1006 of the Indenture (“Taxes”), unless required by law. To the extent any such Taxes are so levied or imposed, the Company will, subject to the exceptions and limitations set forth in Section 1006 of the Indenture, pay such additional amounts (“Additional Amounts”) to the Holder of any Security who is not a resident of a Relevant Jurisdiction as may be necessary in order that the net payment of the principal of and interest on such Security and any other amounts payable on such Security, after withholding for or on account of such Taxes imposed upon or as a result of such payment, will not be less than the amount provided for in such Security to be then due and payable.

Except as provided below, the Securities are not redeemable at the option of the Company prior to June 15, 2013.

The Securities may be redeemed, at the option of the Company and without the consent of the Holders or the Trustee, at a redemption price equal to the aggregate principal amount of the Securities so redeemed, together with any accrued and unpaid interest and any Deferred Interest Payments in respect thereof accrued to and including the date fixed for redemption (the “Redemption Price”), subject to the principal amount of the Securities to be redeemed having been replaced by other at least equivalent regulatory capital or if the German Federal Financial Supervisory Authority or any Successor Authority consent and subject to the Solvency Condition being met, in whole or in part on June 15, 2013 (the “First Call Date”), or any time thereafter.

At any time prior to the First Call Date, upon the occurrence of a Gross-Up Event or Tax Event, the Securities may be redeemed in whole (but not in part), at the option of the Company and without the consent of the Holders or the Trustee, at the Redemption Price, subject to the principal amount of the Securities to be redeemed having been replaced by other at least equivalent regulatory capital or if the German Federal Financial Supervisory Authority or any Successor Authority consent and subject to the Solvency Condition being met.

At any time prior to the First Call Date, upon the occurrence of a Regulatory Event, the Securities may be redeemed in whole (but not in part), at the option of the Company and without the consent of the Holders or the Trustee, at the Early Redemption Amount, subject to the principal amount of the Securities to be redeemed having been replaced by other at least equivalent regulatory capital or if the German Federal Financial Supervisory Authority or any Successor Authority consent and subject to the Solvency Condition being met.

The indebtedness evidenced by this Security is, to the extent provided in the Indenture, subordinate and subject in right of payment to the prior payment in full of all Senior Debt, and this Security is issued subject to the provisions of the Indenture with respect thereto. Each Holder of this Security, by accepting the same, (i) agrees to and shall be bound by such provisions; (ii) authorizes and directs the Trustee on his or her behalf to take such actions as may be necessary or appropriate to effectuate the subordination so provided; and (iii) appoints the Trustee his or her attorney-in-fact for any and all such purposes. Each Holder hereof, by his or her acceptance hereof, waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Debt, whether now outstanding or hereafter created, incurred, assumed or guaranteed, and waives reliance by each such holder upon said provisions.

References herein to principal, interest amounts, or any Payments on the Securities shall be deemed also to refer to any Additional Amounts which may be payable under the foregoing provisions.

Certain provisions of the Securities as provided for in the First Supplemental Indenture may not be amended or waived. The Indenture permits, however, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of all series to be affected (considered together as one class for this purpose). The Indenture also contains provisions (i) permitting the Holders of a majority in principal amount of the Securities of each series at the time outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and (ii) permitting the Holders of a majority in principal amount of the Securities at the time Outstanding of any series to be affected under the Indenture (with each such series considered separately for this purpose), on behalf of the Holders of all Securities of such series, to waive certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $25 and any integral multiples of $25 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series shall be represented by a Global Security and are not exchangeable for definitive Securities of this series except in specific circumstances set forth in the Indenture.

No service charge shall be made for any such registration of transfer or exchange, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security is a Global Security and is subject to the provisions of the Indenture relating to Global Securities, including the limitations in Section 305 of the Subordinated Indenture and Section 13.01 of the First Supplemental Indenture on the issuance of definitive securities.

This Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York except for the subordination provisions and the waiver of rights of set-off, the absence of security of any kind in respect of Holders and the obligation to return certain payments received early contained herein and in the Indenture, which shall be governed by and construed in accordance with the laws of Germany.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Exhibit 5.1

June 10, 2008

Allianz SE

Königinstraße 28

80802 Munich

Germany

Ladies and Gentlemen:

We, the undersigned, Dr. Adrian Glaesner and Dr. Peter Hemeling, are members of the legal department (hereinafter “Group Legal Services”) of Allianz SE, a European Company (Societas Europaea or SE) incorporated in the Federal Republic of Germany and organized under the laws of the Federal Republic of Germany and the European Union (hereinafter “Allianz”). In that capacity, we have acted as legal advisers in the Federal Republic of Germany (“Germany”) to and on behalf of Allianz in connection with the registration and offering of $ 1,750,000,000 aggregate principal amount of the 8 3/8% Undated Subordinated Callable Bonds (the “Securities”) of Allianz under the Securities Act of 1933, as amended (the “Securities Act”).

We have examined the following documents:

1.	Copy of the Registration Statement on Form F-3 (File No. 333-151308), including the prospectus, dated May 30, 2008;

2.	Copy of the Prospectus Supplement, dated June 3, 2008, relating to the Securities;

3.	Copies of the original global notes;

4.	Copies of the originals of the Subordinated Debt Indenture (the “Subordinated Indenture”) and the First Supplemental Indenture (the “Supplemental Indenture”) entered into between Allianz as issuer and The Bank of New York as trustee, each dated June 10, 2008;

Allianz SE	- 2 -

5.	Copy of the resolution of the management board of Allianz dated April 30, 2008 resolving upon the issuance of the Securities;

6.	Copy of the certified excerpt from the commercial register at the local court (Amtsgericht) in Munich, Germany, in respect of Allianz, dated June 9, 2008;

7.	Copy of a certified copy of the articles of association (Satzung) of Allianz as in effect on the date hereof; and

such corporate records, certifications and other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below. As to any facts material to this opinion which were not independently established or verified by us, statements and representations of officers and other representatives of Allianz and others have been relied upon.

In considering the above documents and rendering this opinion we have assumed without any further verification that:

1.	All copies submitted to us are true copies of the original documents;

2.	All documents submitted to us have not been modified, revoked or altered in any way;

3.	All documents submitted to us are authentic and continue to reflect correctly the facts which they purport to reflect; and

4.	Allianz has satisfied those legal requirements that are applicable to it to the extent necessary to make the documents submitted to us binding and enforceable against it (except that no such assumption is made as to Allianz regarding matters of the laws of Germany).

Based on the foregoing, it is our opinion that:

1.	Allianz is duly organized and validly existing under the laws of the Federal Republic of Germany and the European Union.

2.	Allianz has full power and capacity to execute and deliver the Indenture, to issue, execute and deliver the Securities and to perform its obligations under the Indenture and the Securities.

3.	The Indenture and the Securities have been duly authorized, executed and delivered by Allianz. Article 7 of Supplemental Indenture, Article 12 of the Subordinated Indenture and those provisions of the Securities governed by German law constitute legal, valid and binding obligations enforceable in accordance with their terms.

Allianz SE	- 3 -

The foregoing opinions expressed in the paragraphs above are subject to the following qualifications:

1.	Enforcement may be limited by insolvency, fraudulent conveyance (Anfechtung), liquidation, reorganization, limitation or similar laws of general applicability relating to or affecting creditors’ rights or to general equity principles (Treu und Glauben);

2.	An obligation may be unenforceable in the Federal Republic of Germany by reason of Section 2(b) of Article VIII of the International Monetary Fund Agreement if the obligation is contrary to the exchange control regulations of a member state of the International Monetary Fund;

3.	We have not verified, do not opine upon, and do not assume any responsibility for the accuracy, completeness or reasonableness of any statement contained in the Registration Statement and the Prospectus Supplement, or that no facts have been omitted therefrom;

4.	As a matter of German private international law, the choice of New York law as the law governing the Indenture (with the exception of Article 12 of the Subordinated Indenture and Art. 7 of the Supplemental Indenture) and the Debt Securities may not be recognized to the extent that (i) any of the terms of such agreements or any of the provisions of New York law applicable to such agreements are irreconcilable with principles of German law (ordre public), (ii) all elements of the transaction covered by such agreements, other than the choice of law, are connected with only one country at the time of choice of law and there are mandatory provisions of the law of such country applicable to such transaction, or (iii) there are mandatory provisions of German law which must be applied to the transaction covered by such agreements irrespective of the law which governs such agreements.

5.	The foregoing opinions are limited to the laws of Germany applicable as of the date hereof. We are expressing no opinion as to the effect of the laws of any other jurisdiction.

This opinion is governed by German law.

Allianz SE	- 4 -

This opinion is delivered to you for your use solely in connection with the registration of the Securities and may not be used for any other purpose without our prior written consent. The undersigned have assumed no personal liability whatsoever in connection with this opinion. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Validity of Securities” in the Registration Statement. In giving this consent, however, we do not admit to be members of that class of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations of the Commission thereunder.

Yours sincerely,

ALLIANZ SE
Group Legal Services

By:	/s/ Dr. Peter Hemeling	By:	/s/ Dr. Adrian Glaesner
Name:	Dr. Peter Hemeling	Name:	Dr. Adrian Glaesner
Title:	Prokurist	Title:	Prokurist

Exhibit 5.2

June 10, 2008

Allianz SE,

        Köningstrasse 28,

                    80802 Munich,

                        Germany.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of $1,750,000,000 aggregate principal amount of the 8.375% Undated Subordinated Callable Bonds (the “Securities”) issued pursuant to the Subordinated Indenture, dated as of June 10, 2008, and the First Supplemental Indenture, dated as of June 10, 2008 (together, the “Indenture”) of Allianz SE, a European Company (Societas Europaea or SE) incorporated in the Federal Republic of Germany and organized under the laws of the Federal Republic of Germany and the European Union (the “Company”), we, as your United States counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, the Securities constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of German law, we have relied upon the opinion, dated the date hereof, of the Company’s Group Legal Services, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion.

Also, we have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indentures have been duly authorized, executed and delivered by the Trustee thereunder an assumption which we have not independently verified.

Allianz SE	- 2 -

We hereby consent to the filing of this opinion on a Form 6-K to be incorporated by reference in the Registration Statement and to the references to us under the heading “Validity of the Securities” in the Prospectus Supplement dated June 3, 2008 relating to the Securities. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP

Exhibit 8.1

June 10, 2008

Allianz SE,

        Köningstrasse 28,

                    80802 Munich,

                        Germany.

Dear Ladies and Gentlemen:

We have acted as United States tax counsel to Allianz SE in connection with the registration statement on Form F-3, filed by Allianz SE, Allianz Finance Corporation (“AFC”) and Allianz Finance III B.V. (“AFBV”) under the Securities Act of 1933, of an indeterminate amount of (i) guaranteed debt securities of AFC and AFBV unconditionally guaranteed as to the payment of principal, premium (if any) and interest, by Allianz SE and (ii) debt securities (the “Registration Statement”) of Allianz SE and the registration and offering of $1,750,000,000 aggregate principal amount of 8.375% Undated Subordinated Callable Bonds (the “Securities”) of Allianz SE pursuant to the prospectus supplement dated June 3, 2008 (the “Prospectus Supplement”) to the Registration Statement.

We hereby confirm to you that our opinion is set forth under the caption “United States Taxation” in the Prospectus Supplement, subject to the limitations contained therein.

We hereby consent to the use of our name and the filing of this letter as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP

Exhibit 8.2

June 10, 2008

Allianz SE

Königinstraße 28

80802 Munich

Germany

Ladies and Gentlemen:

We, the undersigned, Manfred Eberl and Dr. Florian Schnabel, are members of the group taxation department (hereinafter, “Group Taxation”) of Allianz SE, a European Company (Societas Europaea or SE) incorporated in the Federal Republic of Germany and organized under the laws of the Federal Republic of Germany and the European Union (“Allianz”). In that capacity, we have acted as advisers in the Federal Republic of Germany (“Germany”) to and on behalf of Allianz in connection with the registration statement on Form F-3 of Allianz, Allianz Finance Corporation (“AFC”) and Allianz Finance III B.V. (“AFBV”) (the “Registration Statement”) and the registration and offering of $1,750,000,000 aggregate principal amount of 8,375% Undated Subordinated Callable Bonds (the “Securities”) of Allianz pursuant to the prospectus supplement dated June 3, 2008 (the “Prospectus Supplement”).

We confirm to you that our opinion is as set forth under the caption “German Taxation” in the Prospectus Supplement, subject to the limitations contained therein.

Allianz SE	-2-

This opinion is delivered to you for your use solely in connection with the Registration Statement and may not be used for any other purpose without our prior written consent. The undersigned have assumed no personal liability whatsoever in connection with this opinion. We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit to be members of that class of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations of the Commission thereunder.

Yours sincerely,

Allianz SE

/s/ Manfred Eberl	/s/ Dr. Florian Schnabel
Manfred Eberl	Dr. Florian Schnabel